
05052222



# DELIVER SUSTAINABLE GROWTH


Chiquita



CHIQUITA BRANDS INTERNATIONAL 2004 ANNUAL REPORT

## CHIQUITA BRANDS INTERNATIONAL

Chiquita Brands International is a leading international marketer, producer and distributor of high-quality bananas and other fresh produce sold primarily under the premium Chiquita® brand. **The company is one of the largest banana producers in the world and a major supplier of bananas in Europe and North America**. The company also distributes and markets fresh-cut fruit and other branded, value-added fruit products. Additional information is available at www.chiquita.com.

FINANCIAL HIGHLIGHTS


SEC MAIL PROCESSING
RECEIVED
APR 22 2005
WASH, D.C. 209 SECTION


OPERATING INCOME
(in millions)
$140
$113
$26
(Q2–Q4)
$41
(Q1)
2002
2003
2004
Predecessor Company
Reorganized Company
CASH FLOW
FROM OPERATIONS
(in millions)
$92
$75
$27
(Q2–Q4)
$-13
(Q1)
2002
2003
2004
Predecessor Company
Reorganized Company
TOTAL DEBT²
(in millions)
$654
$517
$395
$349
3.02¹
12.02
12.03
12.04
Reorganized Company

| (in millions, except per share amounts) | Reorganized Company 2004 | 2003 | Nine Months Ended Dec. 31, 2002 | Predecessor Company Three Months Ended Mar. 31, 2002 |
|---|---|---|---|---|
| **INCOME STATEMENT DATA** | | | | |
| Net sales | $ 3,071 | $ 2,614 | $ 1,140 | $ 446 |
| Operating income | 113 | 140 | 26 | 41 |
| Income (loss) from continuing operations before cumulative effect of accounting change[3] | 55 | 96 | (7) | (190) |
| Diluted per share income (loss) from continuing operations before cumulative effect of accounting change | 1.33 | 2.38 | (0.17) | (2.42) |
| Net income (loss)[4] | 55 | 99 | 13 | (398) |
| Diluted per share net income (loss) | 1.33 | 2.46 | 0.33 | (5.08) |
| Shares used to calculate diluted EPS | 41.7 | 40.4 | 40.0 | 78.3 |
| **CASH FLOW DATA** | | | | |
| Cash flow from operations | $ 92 | $ 75 | $ 27 | $ (13) |
| Capital expenditures | 43 | 51 | 32 | 3 |

| Balance Sheet Data | Dec 31, 2004 | Dec 31, 2003 | Dec 31, 2002 |
|---|---|---|---|
| Cash and cash equivalents | $ 143 | $ 134 | $ 53 |
| Total assets | 1,780 | 1,707 | 1,642 |
| Shareholders' equity | 839 | 757 | 629 |

1 *Emergence from financial restructuring.*

2 *Total debt at March 31, 2002 and Dec. 31, 2002 includes debt of Chiquita Processed Foods, the company's vegetable canning division, sold in May 2003.*

3 *Income from continuing operations for 2004 includes a loss of $22 million from the extinguishment of debt and $9 million of charges for severance and restructuring. 2003 income from continuing operations includes $41 million of net gains on asset sales, and $25 million of charges for severance, losses on Atlanta AG asset disposals, and the shutdown of banana farms. Income from continuing operations for the nine months ended Dec. 31, 2002 includes $21 million of charges for the shutdown of Atlanta AG operations, floods and severance. Income from continuing operations for the three months ended March 31, 2002 includes $222 million in charges related to financial restructuring.*

4 *Net income (loss) includes results from discontinued operations: $3 million of income for 2003; $20 million of income for the nine months ended Dec. 31, 2002; and $63 million of losses for the three months ended March 31, 2002. The net loss for the three months ended March 31, 2002 also includes a $145 million charge for the cumulative effect of a change in the method of accounting for goodwill.*

DEAR STAKEHOLDERS:

2004 was a key year of evolution for Chiquita as we built from the foundation of our turnaround and continued the transformation we initiated last year. In doing so, we are in a much better financial and operational position than we were a year ago and are poised to execute our sustainable growth strategy. A few of the financial highlights for the year:

- Net sales grew by 18 percent to $3.1 billion.
- Net income, after adjusting for the premium to refinance our senior notes and other one-time gains and charges, improved 7 percent to $85 million.[1]
- Operating cash flow of $92 million represented a 23 percent increase over the prior year.

We also strengthened our capital position through an 11 percent reduction in total debt, a bond refinancing that reduced annual interest expense by approximately $7 million, a bond rating upgrade and a new $150 million five-year revolver, completed in January 2005. We were also able to return value directly to our shareholders by initiating a share repurchase program and a quarterly dividend, both of which demonstrate our optimism about Chiquita's long-term future.

Our performance reflects real accomplishments. We successfully transitioned through the enlargement of the European Union while maintaining market leadership. Despite substantially higher industry costs in 2004, we continued to make improvements in farm productivity of approximately 5 percent year-over-year. And we continued to grow our banana business worldwide. In 2004, we sold 136 million 40 lb. boxes of bananas—about 14 billion bananas! Since 2000, this represents a compounded annual growth rate in North America, Europe and Asia of 3 percent, 4 percent and 7 percent, respectively. More importantly, however, we have shifted our selling focus to emphasize profitable volume growth.

# 11%

We strengthened our capital position through an 11% reduction in total debt year-over-year.

1 *Net income in accordance with GAAP for 2004 was $55 million. 2004 net income was $85 million after the following adjustments: $22 million loss from the extinguishment of debt; $9 million of charges for severance and restructuring; a $2 million gain relating to proceeds received as the result of the demutualization of an insurance company with which Chiquita held pension annuity contracts; and $1 million of net losses on asset sales.*

# BUILD A HIGH-PERFORMANCE ORGANIZATION


Chiquita

# STRENGTHEN OUR CORE BUSINESS

# 23%

Operating cash flow of $92 million represented a 23% increase.

Chiquita also achieved a new milestone in corporate responsibility during 2004 when independent auditors certified 100 percent of our owned farms in Latin America to the Social Accountability 8000 international labor and human rights standard, a full year ahead of our internal target.

As I look ahead to 2005, we have a clear strategy that will allow us to deliver sustainable, profitable growth.

### BUILD A HIGH-PERFORMANCE ORGANIZATION

In my view, beginning the journey to become a high-performance organization was the most significant achievement for Chiquita in 2004. I am confident that the leadership team we put in place during 2004, which includes key new senior managers from world-class consumer-centric organizations, such as Procter & Gamble, General Electric, Unilever and S.C. Johnson, and long-standing Chiquita veterans, including Bob Kistinger, Manuel Rodriguez, Bob Olson, Craig Stephen and Jeff Filliater, who together have more than 85 years of experience at Chiquita, is the right team to help execute our vision for Chiquita. Our senior leadership is now a blend of outstanding Chiquita knowledge and excellent operational expertise gained from some companies that are known for their discipline and training.

Another major step we took to achieve this goal was to restructure our performance management and incentive compensation. These changes ensure that our employees' hard work and success are tied to compensation, improving the link between pay and results. We also have improved our information technology systems, the backbone of our efforts to provide quicker, higher-quality data for more-informed decision making.

### STRENGTHEN THE CORE BUSINESS

Since 2001, we have reduced our exposure to revenue from a single product to the point that in 2004, just over half of our total revenues came from banana sales. Our pending acquisition of the value-added salad leader Fresh Express, expected to be completed in the second quarter 2005, will further lessen our reliance on bananas as the company's primary revenue driver.

Because bananas will continue to be Chiquita's signature product, we must ensure that this business grows and remains healthy and profitable. Our No. 1 priority in this respect is to improve the profitability of our business in North America. We plan to achieve this goal by leveraging our brand to become the supplier of choice to large retail chains. Our definitive agreement to acquire Fresh Express also will help, as we learn from its innovative culture and apply its success in selling value-added products at higher margins for both our trade customers and ourselves.

We are also strengthening our core business through product and technology innovations. During 2004, we announced two strategic agreements, one with Landec Corporation, a developer and marketer of polymer products for food, and one with FHIA, a Honduran research firm. We believe these alliances will help us reach consumers through new distribution channels and with differentiated products.

Chiquita is the No. 1 banana supplier in Europe, and we are reinforcing our leadership position by driving consumer brand preference and strengthening our customer relationships. Most importantly, we are preparing for the anticipated change in the European banana-import regime in 2006 by mitigating risks we can control. For example, we have extended our foreign exchange hedging program through 2006 and reduced farm ownership to 33 percent of banana volume compared to 49 percent in 2001. Through our definitive agreement to acquire Fresh Express, we will create a more balanced mix of sales between Europe and North America, which substantially decreases our dependency on banana profits from Europe.

no. 1

Chiquita is the No. 1 banana supplier in Europe. In 2004, we sold 14 billion bananas worldwide.

# PURSUE PROFITABLE GROWTH


Chiquita

# FOCUS ON THE CONSUMER


Chiquita

Chiquita Fresh Cut Fruit sales per distribution point were 30% higher than plan. 30%



Last but not least, we will continue to maintain a low cost structure. We have sharpened our focus on reducing costs, improving farm productivity and making our supply chain more efficient.

#### PURSUE PROFITABLE GROWTH

We are building a premier global organization by better leveraging the power of the Chiquita brand and focusing on the consumer needs of health, convenience, taste and freshness.

We told you we would grow into new markets and segments, and through our definitive agreement to acquire Fresh Express, we believe we are doing just that. This acquisition is a perfect complement to the Chiquita brand in the produce aisle and will give us an immediate boost in revenues, growth rates and operating margins. The addition of Fresh Express also gives Chiquita immediate scale and creates tremendous cross-selling opportunities in the retail and food service channels.

Beyond the Fresh Express acquisition, we began targeting promising new consumer segments in 2004, including the more than 41 million U.S. Hispanics, who research shows spend 41 percent more on fresh fruit and 71 percent more on bananas than the average U.S. household. We are also extending the Chiquita brand in Europe, where consumers demonstrate a willingness to pay a premium for our products, to more of the high-quality produce from Atlanta AG, our German fresh produce distributor.

I am convinced that Chiquita Fresh Cut Fruit will add to our pursuit of profitable growth, because consumers and customers have responded favorably to our products. In fact, sales per distribution point in 2004 were 30 percent higher than plan. In addition, the pending acquisition of Fresh Express will allow us to expand Chiquita Fresh Cut Fruit quickly and cost-effectively into at least 65 percent of the U.S. market, as we leverage the national infrastructure Fresh Express already has in place.

I am pleased with our 2004 achievements and confident that Chiquita is stronger and better positioned to compete than it was a year ago. We delivered the best profitability and cash flow levels in many years and are advancing our financial goals by at least five years with the acquisition of Fresh Express. This progress could not have occurred without the commitment and support of our employees around the world. Some of you have heard me say that I'm a believer of change. All of us have changed in the last year. In general, I see our employees making significant changes and adapting to a new higher performing and more competitive reality.

During the last year, I have been extremely impressed by the passion our employees have for this company. This dedication will continue to be critical for success. At the same time, there is much more work yet to be done, and I'm looking forward to guiding the organization and continuing to accelerate our progress. Leading Chiquita has been an exciting business and personal challenge. This ranks at the very top of my professional experiences, but there is still much room for growth. I believe the real challenge will be to combine the existing expertise with the new talent to attack several opportunities to deliver sustainable growth for years to come.

I'd like to add a special word of thanks to our board of directors who have provided significant support, advice and tremendous expertise on several relevant subjects. There is no doubt that we have a dedicated group of experienced board members who are very willing to express their opinions and lend a helping hand when it is needed. The time and attention they have dedicated to our company is one of the highlights of the progress we have made.

To all our Chiquita employees, customers and shareholders, thank you for the support and effort you have provided. You have my commitment to continue pointing the organization to higher goals in our quest to become one of the most respected consumer-centric companies in the world.



**Fernando Aguirre**
Chairman and Chief Executive Officer
April 12, 2005

# QUESTIONS & ANSWERS

With Fernando Aguirre, Chairman and Chief Executive Officer



## What is your strategy to improve profitability in North America?

Improving profitability and reversing price declines that have plagued the North American market is a priority. We are focused on four specific areas that we believe will help us achieve this goal:

- **Become the supplier of choice for large retail chains.** The most important consumer attribute driving the purchase of bananas is their appearance on the retail stand. Chiquita can provide specific value-added ripening services, which result in a better consumer experience and create greater sales. Our yellow (ripened) banana business has grown to more than 25 percent of our North American business, driven by our proprietary low-temperature ripening technology and our general expertise in ripening. This yellow business provides additional margin to our banana sales.
- **Leverage our industry-leading category management expertise.** Our ability to secure and retain several top 25 customers has been a direct result of our demonstrated knowledge of the consumer and our ability to drive and measure category performance, which results in better profitability for the retailer–and for Chiquita.
- **Drive innovation.** We made significant headway with our innovation efforts during 2004. We secured an exclusive multiyear agreement with FHIA, a Honduran research organization that is providing Chiquita with an R&D department focused on developing banana varieties that are disease-resistant as well as new varieties with different tastes and textures. We also signed an agreement with Landec Corp. to use their patented membrane technology, which is designed to preserve the shelf life of bananas and allow distribution at a wider range of temperatures. We are test marketing bananas using this technology with new customers now. If these tests go well, we expect to expand these offerings rapidly to customers throughout the United States in 2005.
- **Expand into new consumer segments.** Our vision includes establishing Chiquita as the premier fruit brand among Hispanic consumers. During the third quarter of 2004, we announced a new partnership with one of the best Hispanic advertising agencies in the United States to develop and execute an integrated marketing campaign targeting U.S. Hispanics, who spend considerably more on bananas and other fresh fruit than the average U.S. household.

In many cases, we are in the beginning stages of each of these efforts, and there is much to be done during 2005. However, I have no doubt that the team we have in place to drive these results is the most competent, best-suited team in the industry to achieve our goal.


Chiquita

## What efforts have you made to transform Chiquita into a consumer-centric organization? Can you see the changes internally?

We took significant steps in 2004 to leverage our brand and make Chiquita a more consumer-centric organization, i.e., one that bases decisions on information gathered from the consumer. It's clear that the world-famous Chiquita brand is our most valuable asset. Customers and consumers have demonstrated a real excitement about the use of the blue label on fresh fruit products, because they know that the brand represents an assurance of superior quality, freshness, great taste and healthy nutrition.

First, from my experience working throughout the world, I know you need to think locally to successfully sell locally. That's why we put additional local marketing experts with strong consumer product experience in each of our regions. By having the right people in the right places, I believe we are better positioned to meet the needs of consumers than we were a year ago.

We also placed much more emphasis on product differentiation during the year and on using the brand to distinguish our products. To do this, we created a new innovation group that is developing and marketing new products, like our "Chiquita mini's," which are smaller bananas that are perfect for snacking, lunch boxes and smaller appetites. Furthermore, in 2004 we introduced several exciting Chiquita Fresh Cut Fruit products based on consumer research, including cored and sliced golden pineapples, fresh sliced apples in serving sizes from snack bags to party trays, signature fruit dips and fruit party trays decorated in attractive holiday packaging.

Finally, in line with a more consumer-driven approach for Chiquita, we made significant investments in new marketing efforts in Europe, including consumer advertising to mothers and children to promote the Chiquita brand and the nutritional value of bananas. We expect these brand-building efforts will help expand banana consumption, particularly in the 10 new E.U. member states, and maintain our price premium over competition.

Internally, I have seen a clear shift in how our employees approach the way they do business. The first question we ask ourselves is, "What does the consumer want?" By continually asking this question and doing the necessary research to make sure we support our answer, we are better able to drive improvements for our customers and, consequently, better results for our shareholders.

## What are you doing to prepare for the 2006 tariff-only system to mitigate the possible negative impact to Chiquita?

While we cannot predict what the eventual tariff level will be or what the impact will be on our financial results, over the past year we have focused on mitigating risks we can control.

- **Strengthen customer relationships.** We are enhancing customer relationships and sustaining the Chiquita brand throughout the European Union with sensible marketing investments that build brand equity with consumers and support our premium.
- **Hedge European foreign exchange risk.** We have hedged more than 70 percent of our net euro cash flow exposure in 2006 to reduce the risk of a negative movement in foreign exchange rates. By employing put options, we protect downside risk, while continuing to enjoy upside potential.
- **Reduce Latin American farm ownership.** Today, 33 percent of our bananas come from Chiquita-owned farms in Latin America, which is down from about 49 percent in 2001. Buying more bananas from independent growers increases our sourcing flexibility and reduces certain agricultural and weather risks.
- **Explore African and Caribbean sourcing alternatives.** In the event of a high tariff on Latin American bananas, we are exploring sourcing options from countries in Africa or the Caribbean that enjoy zero tariffs on banana imports to the European Union.
- **Continue to reduce costs.** We continue to drive cost reductions in all facets of our business. During the past three years, for example, we have significantly improved farm productivity by approximately 5 percent, 12 percent and 5 percent in 2004, 2003 and 2002, respectively.
- **Diversify earnings.** One of the primary benefits our definitive agreement to acquire Fresh Express is a more balanced mix of sales between Europe and North America. Simply put, with this acquisition, we are much less dependent on banana profits from a single region.

The tariff process must be handled on a government-to-government basis, so Chiquita is not a direct party in that process. However, we are working with government representatives in Latin America, Europe and the United States to achieve a fair result, which we believe requires a tariff at or below the current €75 per metric ton.

## Why are you acquiring Fresh Express? What expectations do you have for that business in the next several years?

Fresh Express is a perfect fit for Chiquita's sustainable growth strategy. When we evaluated the category and Fresh Express against the acquisition criteria we had previously laid out, it became clear that Fresh Express met or exceeded these strict standards in every way, including high profit potential, strong cash flow, substantial synergies, strong leadership and cultural fit. The acquisition of Fresh Express is the perfect complement to the Chiquita brand in the produce aisle. In fact, we think this is a very natural expansion of our business.

Importantly, Fresh Express has demonstrated its ability to transform a category that was once regarded as a commodity into a higher-margin, value-added business. U.S. consumers trust the Fresh Express brand, and they have demonstrated a willingness to pay a premium for it. There is a great opportunity for Chiquita to learn and apply several of the profitable practices of Fresh Express to our established fruit business and improve profitability for our trade customers and for Chiquita.

We expect the acquisition of Fresh Express to accelerate Chiquita's profitable growth by at least five years, because it will boost market penetration, strengthen customer relationships and improve operating margins.

Finally, today Fresh Express is a North American business. As such, there is a tremendous opportunity to expand, using our knowledge and experience in other regions of the world and building upon Chiquita's strong market presence.

This transformational transaction, which is expected to close in the second quarter 2005, will diversify our revenues, accelerate our profitable growth, strengthen our core competencies and help Chiquita more quickly achieve sustainable growth.


Chiquita
Chiquita Bites
Chiquita
Chiquita Bites
Chiquita
Chiquita



ACHIEVE HIGH STANDARDS



**"Corporate responsibility continues to be woven into every major decision we make as a company."**

At Chiquita, corporate responsibility means living by our Core Values—Integrity, Respect, Opportunity and Responsibility—and Code of Conduct, achieving high environmental, social and ethical standards and balancing the interests of our stakeholders. Corporate responsibility continues to be woven into every major decision we make as a company. In 2004, we continued to make progress, which supports our sustainable growth strategy and strengthens our business. The following sections further outline the progress we made during 2004 in this important area.

### BUILDING ON OUR ENVIRONMENTAL COMMITMENT

Chiquita committed in the mid-1990s to achieve certification of all our company-owned banana farms to the rigorous standards of the Rainforest Alliance, a leading international conservation organization. The mission of the Rainforest Alliance is to protect ecosystems and the people and wildlife that live within them by implementing better production practices for biodiversity conservation and sustainability. www.ra.org

In 2004, for the fifth consecutive year, 100 percent of our farms in Latin America earned Rainforest Alliance certification on the basis of scheduled and surprise annual audits. In addition, 83 percent of independent grower banana farms supplying Chiquita in Latin America were also certified, up from 33 percent in 2001.

We built on our environmental commitment in new ways in 2004, including the Chiquita Nature & Community Project, a unique joint effort by Chiquita and a Swiss retailer. We dedicated a portion of a banana farm in Costa Rica to preserve plant and animal species, promote environmental awareness and encourage conservation of tropical rainforest habitats. www.chiquita.com/naturecommunity

### ACHIEVING SA8000 CERTIFICATION A YEAR AHEAD OF TARGET

Chiquita is committed to fair labor practices and ensuring good working conditions in all of our operations. Social Accountability International, a nonprofit organization devoted to promoting human rights by improving workplace conditions and communities, developed the voluntary SA8000 workplace standard, which is based on core conventions of the International Labor Organization and United Nations. We adopted SA8000 as the labor standard in our Code of Conduct in 2000 and committed to achieve compliance and third-party certification in all of our owned banana divisions. www.sa-intl.org

In 2004, a year ahead of our original target, independent auditors certified 100 percent of our owned banana farms in Latin America to the SA8000 standard. These farms cover approximately 15,000 hectares (37,000 acres) in total area and provide jobs to more than 14,000 Chiquita employees.

### EXTENDING STANDARDS BEYOND BANANA OPERATIONS

Initially, we focused our corporate responsibility reporting on our owned banana farms in Latin America, which have historically been the focus of stakeholder concern about our social and environmental performance. In 2002, we expanded our reporting to more operations, including our global supply chain organization and Great White Fleet shipping subsidiary.

Great White Fleet has proactively monitored the safety, quality and environmental impacts of its operations since the mid-1990s. To evaluate social performance, we measure compliance with our Code of Conduct, which is based on the SA8000 standard. In 1995, seven years before it became a legal requirement, we earned certification to the International Safety Management Code. In 2001, we earned certification from the American Bureau of Shipping for our Marine Safety, Quality and Environmental Management System (SQE), which Great White Fleet adopted in 1998. Great White Fleet was the first shipping company in Europe to achieve certification under the rigorous SQE auditing process. We are focused on continuous improvement through our certification programs and active participation in the Clean Cargo environmental working group. Clean Cargo, which is composed of leading marine shipping companies and top importers of containerized cargo, aims to develop cost-effective performance specifications to promote cleaner, more environmentally sustainable marine transport.

In our next report, we will expand the scope again and provide information about corporate responsibility performance at our Processed Fruit Ingredients (PFI) business for the first time. At PFI, we use the SA8000 standard to measure our social performance and the Costa Rican government's *Bandera Ecológica* (Ecological Flag) as the benchmark for managing environmental performance. Independent audits have demonstrated significant progress, while also revealing continuing opportunities for improvement, especially in Ecuador. One significant environmental accomplishment has been in organic waste disposal. In Costa Rica, all of our fruit peels and skins are delivered back to banana farms to make organic compost or to dairy farms and cattle ranches to serve as animal feed. Environmental efforts such as these have earned PFI the *Bandera Ecológica's* "AA" rating, one of only 14 companies in Costa Rica to achieve this distinction or the higher *Sello Verde* (Green Seal).

### FACING A KEY CHALLENGE IN COLOMBIA

In May 2004, Chiquita announced that the company's management and audit committee, in consultation with the board of directors, had voluntarily disclosed to the U.S. Department of Justice more than a year earlier that the company's banana producing subsidiary in Colombia had been forced to make protection payments to certain groups in that country. The company's sole reason for submitting to these payment demands was to protect employees from the risks to their safety if the payments were not made.

The voluntary disclosure to the Department of Justice was made because management became aware that these groups had been designated as foreign terrorist organizations under a U.S. statute that makes it a crime to support such an organization. The company requested the department's guidance. Following the voluntary disclosure, the Department of Justice undertook an investigation, with which the company has cooperated. To date, this investigation has not concluded, and the company cannot predict its outcome. Chiquita sold its Colombian banana-producing and port operations to a local producer and exporter of bananas in June 2004.

### OUR CONTINUING COMMITMENT

In early 2005, Manuel Rodriguez, senior vice president of government and international affairs, assumed an additional role as the company's corporate responsibility officer. His membership on the executive leadership team as well as his regular engagement with a wide variety of the company's stakeholders will sustain our commitment to corporate responsibility at the most senior levels of the company.

Jeffrey M. Zalla, who has served as Chiquita's corporate responsibility officer since 2000, has assumed new responsibilities at the company as vice president of finance for Chiquita Fresh North America. Zalla provided excellent stewardship of Chiquita's corporate responsibility efforts since 1998. As a result of his effective leadership and passion for our corporate responsibility performance, Chiquita has earned the respect of many who were once harsh critics.

We will continue to measure and report our environmental, social and financial performance in an open, honest and straightforward manner. We encourage you to visit our web site to review our corporate responsibility reports for much more detail. Our next corporate responsibility report will be published in 2005, based on the company's performance in 2003–2004. www.chiquita.com

TABLE OF CONTENTS

The financial statements and related financial information presented in this Annual Report are the responsibility of Chiquita Brands International, Inc. management, which believes that they present fairly the Company's consolidated financial position and results of operations in accordance with generally accepted accounting principles.

The Company's management is responsible for establishing and maintaining adequate internal controls. The Company has a system of internal accounting controls, which includes internal control over financial reporting and is supported by formal financial and administrative policies. This system is designed to provide reasonable assurance that the Company's financial records can be relied on for preparation of its financial statements and that its assets are safeguarded against loss from unauthorized use or disposition.

The Company also has a system of disclosure controls and procedures designed to ensure that material information relating to the Company and its consolidated subsidiaries is made known to the Company representatives who prepare and are responsible for the Company's financial statements and periodic reports filed with the Securities and Exchange Commission ("SEC"). The effectiveness of these disclosure controls and procedures is reviewed quarterly by management, including the Company's Chief Executive Officer and Chief Financial Officer. Management modifies and improves these disclosure controls and procedures as a result of the quarterly reviews or as changes occur in business conditions, operations or reporting requirements.

The Company's worldwide internal audit function, which reports to the Audit Committee, reviews the adequacy and effectiveness of controls and compliance with the Company's policies.

The Audit Committee of the Board of Directors consists solely of directors who are considered independent under applicable New York Stock Exchange rules. One member of the Audit Committee, Roderick M. Hills, has been determined by the Board of Directors to be an "audit committee financial expert" as defined by SEC rules. The Audit Committee reviews the Company's financial statements and periodic reports filed with the SEC, as well as the Company's internal control over financial reporting including its accounting policies. In performing its reviews, the Committee meets periodically with the independent auditors, management and internal auditors, both together and separately, to discuss these matters.

The Audit Committee engages Ernst & Young, an independent registered accounting firm, to audit the Company's financial statements and its internal control over financial reporting and express opinions thereon. The scope of the audits is set by Ernst & Young, following review and discussion with the Audit Committee. Ernst & Young has full and free access to all Company records and personnel in conducting its audits. Representatives of Ernst & Young meet regularly with the Audit Committee, with and without members of management present, to discuss their audit work and any other matters they believe should be brought to the attention of the Committee. Ernst & Young has issued an opinion on the Company's financial statements. This report appears on page 33. Ernst & Young has also issued an audit report on management's assessment of the Company's internal control over financial reporting. This report appears on page 34.

### MANAGEMENT'S ASSESSMENT OF THE COMPANY'S INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2004. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control–Integrated Framework. Based on management's assessment, management believes that, as of December 31, 2004, the Company's internal control over financial reporting was effective based on the criteria in Internal Control–Integrated Framework.



**FERNANDO AGUIRRE**
Chief Executive Officer



**JOHN W. BRAUKMAN III**
Chief Financial Officer



**WILLIAM A. TSACALIS**
Chief Accounting Officer

## OVERVIEW

Chiquita Brands International, Inc. ("CBII") and its subsidiaries (collectively, "Chiquita" or the "Company") operate as a leading international marketer and distributor of bananas and other fresh produce sold primarily under the "Chiquita" brand name. The Company also distributes and markets fresh-cut fruit and other branded, value-added fruit products.

Pursuant to its business strategy, on February 22, 2005, the Company entered into a Stock Purchase Agreement with Performance Food Group Company to purchase its "Fresh Express" packaged salad and fresh-cut fruit businesses for $855 million in cash, subject to certain adjustments. In connection with the transaction, the Company received funding commitments from financial institutions in amounts sufficient to close the Fresh Express acquisition and to maintain the Company's current revolving credit capacity. The transaction, which is subject to certain customary conditions to closing, is expected to be consummated in the second quarter of 2005. Fresh Express sells approximately $1 billion annually in value-added salads, all of which are marketed under the Fresh Express brand. The Company believes that this acquisition will permit it to diversify its business, providing revenue growth in higher margin value-added products, and lead to a more balanced mix of sales between Europe and North America, which will make the Company less susceptible to risks unique to Europe, such as pending changes to the European Union ("EU") banana import regime and foreign exchange risk.

The key elements of Chiquita's current business strategy include:

- **Strengthening the core business.** The Company intends to expand profitable relationships with customers and become a more consumer-centric organization. A major focus is innovation in products, technology and marketing, including expanding distribution channels, extending product shelf life, and developing new product varieties. Chiquita will continue to provide value-added services in ways that it believes better satisfy consumers, increase retailer profitability and boost the in-store presence of Chiquita-branded products. These strategies are designed to achieve two objectives. First, to improve Chiquita's profitability, particularly in North America, where for many years the Company has experienced annual price declines. Second, to build from our strength in Europe, where Chiquita is the market leader and generally obtains a premium price for its Chiquita-branded bananas.

Separately, Chiquita has made significant progress in farm productivity and supply chain efficiency over the past few years. The Company will continue to seek improvements in these areas, including capital investments to improve productivity and a newly integrated global procurement organization to reduce the cost of materials.

- **Pursuing profitable growth.** Chiquita intends to expand its leadership both in new product areas and with new customers. It intends to leverage the Chiquita® brand in other fresh produce and enter or increase its presence in value-added, higher-margin food categories, such as through the acquisition of Fresh Express, that take advantage of consumer trends in health, convenience and taste. Additionally, the Company plans to accelerate growth in Asia, building on the 17% growth achieved in this region in 2004, and other markets, such as Russia and the Middle East.

The critical risks facing the business include the EU transition to a tariff-only regime in 2006, exchange rates, pricing, weather disruptions and integration of Fresh Express.

- In October 2004, the European Commission announced that it would propose a tariff on Latin American bananas of €230 per metric ton. This would represent a substantial increase over the €75 per metric ton tariff now applicable to Latin American bananas entering under the EU's current tariff rate quota system. The Latin American supplying countries have announced their opposition to any tariff above €75. On February 1, 2005 the European Commission notified its €230 per metric ton proposal to the World Trade Organization ("WTO"), thereby triggering consultation and arbitration procedures. An arbitration decision is likely by late summer. There can be no assurance that a tariff-only system will be installed by 2006, that the tariff level finally established for Latin American bananas will not be greater than €75 per metric ton or that the final tariff will not be materially adverse to marketers of Latin American bananas such as the Company.
- Beginning in 2002, the euro began to strengthen against the dollar, causing the Company's sales and profits to increase as a result of the favorable exchange rate conversion of euro-denominated sales to U.S. dollars. Partially in response to the favorable exchange rates, the euro price at which the Company's products are sold in Europe may decrease, which could partially offset the impact of favorable exchange rate conversions. The Company's results will continue to be significantly affected by currency changes in Europe and, should the euro begin to weaken against the dollar, there can be no assurance that the Company will be able to offset this unfavorable currency movement with an increase to its euro pricing for bananas and other fresh produce. The Company seeks to reduce its exposure to adverse effects of euro exchange movements in any given year by purchasing euro put option hedging contracts.
- The Company was not affected in 2003 or 2004 by any significant weather disruptions. However, in prior years the Company has had significant areas of banana cultivations affected by flooding or wind damage, requiring in some cases, tens of millions of dollars of capital expenditures for farm rehabilitation. On a much smaller scale, the Company's Costa Rica and Bocas, Panama divisions were affected by flooding in early 2005.

Financial highlights for 2004 include the following:

- Net sales for 2004 were $3.1 billion compared to $2.6 billion for 2003. Approximately 60% of the increase was due to the acquisition of Atlanta AG ("Atlanta"), a German distributor of fresh fruits and vegetables, which was completed in March 2003. The remaining increase resulted from favorable exchange rates and higher other fresh produce sales.
- Operating income for 2004 was $113 million, compared to $140 million for 2003.
- Operating income in 2004 included losses of $7 million from asset sales, primarily representing a loss on the sale of the Company's banana-producing and port operations in Colombia, and other charges of $9 million relating to the Atlanta restructuring and severance.
- Operating income for 2003 included $41 million of net gains on asset sales, primarily the Armuelles, Panama banana division and several equity method investment joint-ventures, and $25 million of charges related to severance, Atlanta write-downs and losses on asset sales, and shut-down of banana farms.
- The Company reduced its debt from $395 million at December 31, 2003 to $349 million at December 31, 2004.
- In September 2004, the Company refinanced its $250 million of 10.56% Senior Notes due 2009 with a new issue of 7½% Senior Notes due 2014. In early 2005, CBII's major operating subsidiary, Chiquita Brands L.L.C. ("CBL"), entered into a new $150 million credit facility on terms that the Company believes are substantially more favorable than those contained in its prior facility, which expired in June 2004. The Company believes that its strong balance sheet will provide flexibility to pursue a sustainable growth strategy.
- In the 2004 fourth quarter, the Company announced the initiation of a quarterly cash dividend of $0.10 per share on the Company's outstanding shares of common stock. The first dividend was paid in January 2005.
- During 2004, the Company authorized a common stock and warrant repurchase program of up to $20 million. During the fourth quarter, the Company repurchased and subsequently retired approximately 517,000 shares at an average price of $18.62 per share.

Beginning in 2002, after emerging from a financial restructuring under Chapter 11 of the U.S. Bankruptcy Code, management undertook a thorough analysis of the entire Company and, in late 2002, announced plans to divest non-core assets, reduce costs through targeted programs, reduce debt, maintain the Company's market position in the EU, and, ultimately, leverage existing assets into new businesses. In accordance with these plans, the Company sold several businesses and investments and used the proceeds to significantly reduce debt. Between March 2002 and December 2004, the Company reduced total debt from $654 million, which includes debt of discontinued operations, to $349 million. In addition, in March 2003 the Company completed the acquisition of Atlanta, which has annual sales of over $1 billion, and it launched a new fresh-cut fruit business in late 2003.

References to "Predecessor Company" refer to the Company prior to March 31, 2002, when the Company emerged from Chapter 11 reorganization. References to "Reorganized Company" refer to the Company on and after March 31, 2002, after giving effect to the issuance of new securities in exchange for the previously outstanding securities in accordance with the Plan of Reorganization, and implementation of fresh start accounting. Generally accepted accounting principles do not permit combining the results of the Reorganized Company with those of the Predecessor Company in the financial statements. Accordingly, the Consolidated Statement of Income does not present a twelve month period ended December 31, 2002.

## OPERATIONS

The Company's Banana segment includes the sourcing (production and purchase), transportation, marketing and distribution of bananas, including those marketed by Atlanta. The Company's Other Fresh Produce segment includes the sourcing, marketing and distribution of fresh fruits and vegetables other than bananas. In almost all cases, Chiquita does not grow the other fresh produce sold, but rather sources it from independent growers. Chiquita's Other Fresh Produce business increased substantially with the March 2003 acquisition of Atlanta (see Note 7 to the Consolidated Financial Statements), which has annual sales of approximately $1.2 billion, of which $900 million is non-banana fresh produce. The Other Fresh Produce segment also includes Chiquita's new fresh-cut fruit business. Remaining operations, which are reported in "Other," consist of processed fruit ingredient products, which are produced in Latin America and sold in other parts of the world, and other consumer packaged goods. The acquisition of Atlanta was the primary cause of increases to the Company's sales, cost of sales and selling, general and administrative expenses in 2004 and 2003 compared to previous years.

The following table provides net sales and operating income on a segment basis:

| *(In thousands)* | Reorganized Company | | | Predecessor Company |
|---|---|---|---|---|
| | Year Ended Dec. 31, 2004 | Year Ended Dec. 31, 2003 | Nine Months Ended Dec. 31, 2002 | Three Months Ended Mar. 31, 2002 |
| Net sales | | | | |
| Bananas | $ 1,714,537 | $ 1,579,900 | $ 989,214 | $ 351,830 |
| Other Fresh Produce | 1,298,205 | 979,245 | 120,228 | 86,251 |
| Other | 58,714 | 54,403 | 30,582 | 8,065 |
| Total net sales | $ 3,071,456 | $ 2,613,548 | $ 1,140,024 | $ 446,146 |
| Segment operating income (loss) | | | | |
| Bananas | $ 122,739 | $ 132,618 | $ 43,323 | $ 38,059 |
| Other Fresh Produce | (12,982) | (3,868) | (20,408) | 1,768 |
| Other | 3,190 | 11,636* | 2,586 | 751 |
| Total operating income | $ 112,947 | $ 140,386 | $ 25,501 | $ 40,578 |

* *Includes a $7 million gain on the sale of the Company's investment in Mundimar Ltd., a Honduran palm-oil joint venture.*

## BANANA SEGMENT

### Net Sales

Banana segment net sales for 2004 increased 9% versus 2003. The acquisition of Atlanta accounted for $36 million of the $135 million increase. The remaining increase resulted from favorable European exchange rates, improved banana pricing in Europe and higher banana sales volume in North America. Banana net sales for 2003 increased 18% versus 2002 due to the acquisition of Atlanta, increased sales volume, and favorable European exchange rates, partially offset by lower local pricing.

### OPERATING INCOME

#### 2004 compared to 2003

Banana segment operating income for 2004 was $123 million, compared to $133 million for 2003. Banana segment operating results were favorably affected by:

- $76 million net benefit from European currency and banana pricing, comprised of $79 million of increased revenue from favorable European exchange rates, $8 million of decreased hedging costs and $4 million from improved local European pricing, offset by $13 million in increased European costs due to the stronger euro; and $2 million less in balance sheet translation gains; and
- $7 million decline in charges related to severance, the closure of farms and Atlanta restructuring ($5 million of charges in 2004 compared to $12 million of such charges in the prior year).

These items were offset by:

- $34 million adverse effect from asset sales year-over-year, primarily comprised of a loss of $9 million on the sale of the Colombian banana production division in the second quarter of 2004 and a $21 million gain on the sale of the Armuelles, Panama division in the 2003 second quarter;
- $14 million of cost increases primarily related to rising fuel, paper and short-term spot ship charter costs;
- $14 million increase in selling, general and administrative expenses associated with investment spending, including banana innovation costs and a $7 million increase in marketing expenses, primarily to build brand equity in several European countries, including new EU member states in Central and Eastern Europe;
- $13 million adverse effect of North American banana pricing;
- $7 million increase in legal and other costs associated with the U.S. Department of Justice investigation of the Company's Colombian operations sold in June 2004. These costs are included in selling, general and administrative expenses (see "RISKS OF INTERNATIONAL OPERATIONS" below);
- $7 million from lower banana volume in Europe; and
- $4 million charge in selling, general and administrative expenses related to stock options and restricted stock that had been previously granted to the Company's former chairman and chief executive officer and vested upon his retirement in May 2004.

The Company's banana sales volumes of 40-pound boxes were as follows:

| *(In millions, except percentages)* | 2004 | 2003 | % Change |
|---|---|---|---|
| European Core Markets | 55.3 | 56.1 | -2% |
| Trading Markets | 5.4 | 7.9 | -32% |
| North America | 59.0 | 55.1 | 7% |
| Total | 119.7 | 119.1 | 1% |

The volume of fruit sold into trading markets typically reflects available capacity after contracted (and other) commitments are met. When bananas are in short supply, less volume is sold into trading markets, with the result that prices may rise. However, the total volume of fruit sold in these markets is relatively small.

In addition, the Company is a 50% owner of a joint venture serving the Far East, which had banana sales volume of 16.3 million and 13.9 million boxes during 2004 and 2003, respectively.

The following tables present the 2004 percentage change compared to 2003 for the Company's banana prices and banana volume:

| | Q1 | Q2 | Q3 | Q4 | Year |
|---|---|---|---|---|---|
| **BANANA PRICES** | | | | | |
| North America | -6% | -1% | -2% | -2% | -3% |
| European Core Markets | | | | | |
| U.S. Dollars | 7% | 6% | 12% | 17% | 10% |
| Local Currency | -9% | 0% | 4% | 8% | 0% |
| Trading Markets | | | | | |
| U.S. Dollars | 8% | 22% | 13% | 31% | 20% |
| Local Currency | -8% | 15% | 4% | 21% | 9% |
| Asia | | | | | |
| U.S. Dollars | 8% | 8% | -8% | -1% | 2% |
| Local Currency | 3% | 3% | -11% | -2% | -2% |
| **BANANA VOLUME** | | | | | |
| North America | 3% | 5% | 8% | 13% | 7% |
| European Core Markets | -2% | -6% | -2% | 4% | -2% |
| Trading Markets | 13% | -49% | 0% | -48% | -32% |
| Asia | 31% | 17% | 11% | 19% | 17% |

The Company has entered into option contracts to hedge its risks associated with euro exchange rate movements. Foreign currency hedging costs charged to the Consolidated Statement of Income were $30 million in 2004, compared to $38 million in 2003. These costs relate primarily to hedging the Company's net cash flow exposure to fluctuations in the U.S. dollar value of its euro-denominated sales. At December 31, 2004, unrealized losses of $24 million on the Company's option contracts were included in "Accumulated other comprehensive income," approximately $12 million of which is expected to be reclassified to net income during the next 12 months, and the remainder in 2006. The Company primarily purchases put options, which require an upfront premium payment. These put options can reduce the negative earnings impact on the Company of a significant future decline in the value of the euro, without limiting the benefit the Company would receive from a stronger euro. Between June and August 2004, the Company purchased put options to hedge a majority of its anticipated 2006 euro net cash receipts.

### 2003 compared to 2002

The $52 million improvement in banana segment operating income in 2003 compared to 2002 primarily resulted from $51 million from lower production, logistics, advertising and overhead costs; a $21 million gain on the sale of the Armuelles banana production division; a $6 million net benefit from European currency and banana pricing (comprised of $136 million of increased revenue from favorable European exchange rates, offset by $71 million in lower local pricing in the Company's core Europe, Eastern European and Mediterranean markets, $30 million in increased hedging costs, $19 million in increased European costs due to the stronger euro, and $10 million less in balance sheet translation gains); $8 million in lower depreciation expense, primarily related to reduction in asset values recorded in conjunction with the Company's emergence from Chapter 11 reorganization in March 2002; $6 million from increased banana sales volume in Europe and North America; and $5 million benefit as a result of charges incurred in 2002 related to flooding in Costa Rica and Panama (no significant flooding charges were incurred in 2003). These improvements were partially offset by $25 million of higher costs associated with purchased fruit, fuel and paper, $11 million of higher personnel costs related to incentive compensation, $5 million adverse effect of North American banana pricing, and $4 million of increased costs, primarily severance, associated with the Company's cost-reduction programs.

## OTHER FRESH PRODUCE SEGMENT

### Net sales

Other Fresh Produce net sales increased by $319 million to $1,298 million in 2004. The acquisition of Atlanta accounted for approximately 80% of this increase. Net sales for 2003 increased by $773 million compared to 2002 primarily due to the acquisition of Atlanta in March 2003.

### OPERATING INCOME

#### 2004 compared to 2003

The Other Fresh Produce segment incurred an operating loss of $13 million in 2004, compared to an operating loss of $4 million for 2003. Other Fresh Produce operating results benefited from a $9 million decline in charges related to the Atlanta restructuring ($3 million in 2004, compared to $12 million in the prior year), which is now substantially complete. This improvement was more than offset by $8 million of incremental losses associated with the start-up of Chiquita's fresh-cut fruit business, which began operating in the fourth quarter of 2003 ($13 million of losses in 2004 versus $5 million of losses in 2003), and $8 million of gains in 2003 associated with the sale of shares of Chiquita Brands South Pacific ("CBSP") and other equity method investments. In addition, cost savings at Atlanta's Other Fresh Produce business were more than offset by approximately $5 million in losses in North America due to poor results in the North American melon program, which has been restructured to prevent these losses from recurring in 2005.

#### 2003 compared to 2002

The $15 million improvement in Other Fresh Produce results in 2003 compared to 2002 primarily relates to $11 million from improvements and consolidation of Atlanta's Other Fresh Produce business and increased pineapple and grape sales and $8 million of gains associated with the sale of shares of CBSP and other equity method investments. These improvements were partially offset by $4 million of increased charges at Atlanta related to severance and losses on asset sales and write-downs.

### INTEREST, OTHER INCOME (EXPENSE), FINANCIAL RESTRUCTURING AND TAXES

Interest income in 2004 was $6 million, compared to $3 million in 2003. The increase was due to interest earned on higher cash balances and on the receivable that resulted from the pineapple purchase agreement that the Company entered into in connection with the sale of its Colombian division. This agreement and a related banana purchase agreement are described below under "Sale of Colombian Division."

Interest expense in 2004 was $39 million, which was $4 million lower than the prior year. Interest expense declined $6 million due to the significant reduction in debt from 2003, but that was partially offset by $2 million of interest expense on the liability that resulted from the banana purchase agreement that the Company entered into in connection with the sale of its Colombian division.

Other income (expense) for 2004 is composed of a loss of $22 million from the premium associated with the extinguishment of the $250 million principal amount of 10.56% Senior Notes, partially offset by a $2 million gain relating to proceeds received as a result of the demutualization of an insurance company with which Chiquita held pension annuity contracts.

Financial restructuring items totaled a net charge of $286 million for the quarter ended March 31, 2002, $63 million of which was associated with discontinued operations. See Note 16 to the Consolidated Financial Statements for details of the 2002 charge.

Income taxes consist principally of foreign income taxes currently paid or payable. U.S. federal income tax expense is low because most of the Company's corporate overhead costs and interest expense are U.S.-based and deductible for federal tax purposes against U.S. income. In 2004, income tax expense included a $5.7 million benefit from the sale of the Company's Colombian banana production division. A deferred tax liability of $5.7 million related to Colombia's growing crops had been previously recorded; this tax liability was released to income in 2004 upon sale of the Colombian division. This benefit was offset by an increase in income tax expense as a result of improvement in Atlanta's German operations. In 2002, income tax expense includes a $4 million benefit from a 2002 tax law that changed the calculation of the Company's 2001 U.S. alternative minimum tax liability. See Note 14 to the Consolidated Financial Statements for further information about the Company's income taxes.

### DISCONTINUED OPERATIONS

In May 2003, the Company sold its vegetable canning subsidiary, Chiquita Processed Foods L.L.C. ("CPF"), to Seneca Foods Corporation for $110 million in cash and approximately 968,000 shares of Seneca preferred stock convertible into an equal number of shares of Seneca Common Stock Class A, which was recorded at its estimated fair value of $13 million on the sale date. Seneca also assumed CPF debt, which was $61 million on the sale date ($81 million at December 31, 2002). The Company recognized a $9 million gain on the transaction, and the gain is included in discontinued operations for 2003.

In April 2003, the Company sold a port operation of Atlanta for approximately $10 million in cash, resulting in a gain of $3 million. Also in 2003, the Company sold or agreed to sell several other Atlanta operations, including fresh produce operations in Italy and France, for losses totaling $4 million. Goodwill write-offs included in these amounts were $5 million.

In January 2003, the Company sold Progressive Produce Corporation, a California-based distributor of potatoes and onions, for approximately $7 million in cash. A $2 million gain on this sale was recognized in discontinued operations in the 2003 first quarter.

In December 2002, the Company sold its interest in the Castellini group of companies, a wholesale produce distribution business in the midwestern United States, for approximately $45 million, consisting of $21 million in cash plus debt assumed by the buyer. The Company recognized a gain of $10 million on this transaction in discontinued operations in the fourth quarter of 2002.

In addition to the gains on sale, the discontinued operations caption includes the operating results of these companies for all income statement periods presented in which they were owned.

#### SALE OF COLOMBIAN DIVISION

In June 2004, the Company sold its banana-producing and port operations in Colombia to Invesmar Ltd., ("Invesmar") the holding company of C.I. Banacol S.A., a Colombian-based producer and exporter of bananas and other fruit products.

In exchange for these operations, the Company received, subject to certain post-closing adjustments, $28.5 million in cash; $15 million face amount of notes and deferred payments; and the assumption by the buyer of approximately $7 million of pension liabilities.

In connection with the sale, Chiquita entered into eight-year agreements to purchase bananas and pineapples from affiliates of the buyer. Under the banana purchase agreement, Chiquita will purchase approximately 11 million boxes of Colombian bananas per year at above-market prices. This resulted in a liability of $33 million at the sale date, which represents the estimated net present value of the above-market premium to be paid for the purchase of bananas over the term of the contract. Substantially all of this liability is included in "Other liabilities" in the Consolidated Balance Sheet. Under the pineapple purchase agreement, Chiquita will purchase approximately 2 million boxes of Costa Rican golden pineapples during the first year of the contract and 2.5 million boxes per year thereafter at below-market prices. This resulted in a receivable of $25 million at the sale date, which represents the estimated net present value of the discount to be received for the purchase of pineapples over the term of the contract. Substantially all of this receivable is included in "Investments and other assets, net" in the Consolidated Balance Sheet. Together, the two long-term fruit purchase agreements commit Chiquita to approximately $80 million in annual purchases.

Also in connection with the sale, Chiquita agreed that, in the event that it becomes unable to perform its obligations under the banana purchase agreement due to a conflict with U.S. law, Chiquita will indemnify Invesmar primarily for the lost premium on the banana purchases or, alternatively, prior to June 2005, Chiquita will have the option to rescind the sale transaction and allow Invesmar to retain certain port assets in Colombia which had a carrying value of approximately $7 million at the sale date.

The net book value of the assets and liabilities transferred in the transaction was $36 million. The Company recognized a before-tax loss of $9 million and an after-tax loss of $4 million on the transaction, which takes into account the net $8 million loss from the two long-term fruit purchase agreements.

#### SALE OF ARMUELLES DIVISION

In June 2003, the Company sold the assets of its Armuelles, Panama banana production division for $20 million to a worker cooperative. In connection with this transaction, the cooperative signed a 10-year banana supply contract. Sales proceeds included $15 million in cash financed by a Panamanian bank and $5 million from a loan provided by Chiquita. This loan is being repaid to the Company through an agreed-upon discount to the price per box during the initial years of the contract. As part of the transaction, Chiquita paid $20 million in workers' severance and certain other liabilities of the Armuelles division, which were previously accrued. The Company recognized a gain of $21 million in the 2003 second quarter on the sale of Armuelles assets and settlement of its severance liabilities. Additionally, a $2 million gain was recognized in 2004 as a result of favorable resolution of contingencies.

#### CUMULATIVE EFFECT OF A CHANGE IN METHOD OF ACCOUNTING

As of January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142 ("SFAS No. 142"), "Goodwill and Other Intangible Assets," as described in Note 1 to the Consolidated Financial Statements.

#### RECENT DEVELOPMENTS

##### Anticipated Acquisition of Fresh Express

On February 22, 2005, the Company entered into a Stock Purchase Agreement with Performance Food Group Company to purchase its "Fresh Express" packaged salad and fresh-cut fruit businesses for $855 million in cash, subject to certain adjustments. In connection with the transaction, the Company received funding commitments from financial institutions in amounts sufficient to close the Fresh Express acquisition and to maintain the Company's current revolving credit capacity. The transaction, which is subject to certain customary conditions to closing, is expected to be consummated in the second quarter of 2005. Fresh Express sells approximately $1 billion annually in value-added salads, all of which are marketed under the Fresh Express brand. The Company believes that this acquisition will permit it to diversify its business, providing revenue growth in higher margin value-added products, and lead to a more balanced mix of sales between Europe and North America, which will make the Company less susceptible to risks unique to Europe, such as pending changes to the EU banana import regime and foreign exchange risk.

### FLOODING IN COSTA RICA AND PANAMA

In January 2005, the Atlantic coast of Costa Rica and Panama experienced torrential rains, which produced substantial flooding damage to many farms owned by major marketers, including Chiquita, and independent producers in the region. The Company currently estimates a loss of more than four million boxes of production from its own farms and independent suppliers in 2005, particularly in the first half of the year.

The Company is experiencing increased costs due to higher expenses for alternative fruit sourcing, logistics and farm rehabilitation associated with the flooding. Currently, the Company estimates that these costs, including write-downs of damaged farms and the impact of volume shortfalls, are expected to total approximately $10–15 million. Higher spot market prices in North America as well as temporary contract price increases are expected to mitigate the Company's higher costs resulting from the flood. At this time, the Company does not expect the overall financial impact of the flood to be material.

### LIQUIDITY AND CAPITAL RESOURCES

The Company's cash balance increased to $143 million at December 31, 2004, compared to $134 million at December 31, 2003.

Operating cash flow was $92 million in 2004, $75 million in 2003, $27 million in the nine months ended December 31, 2002 and $(13) million in the three months ended March 31, 2002. Operating cash flow in 2003 reflects $17 million in severance payments made to approximately 3,000 employees whose employment was terminated upon completion of the sale of the Company's Armuelles, Panama division in June 2003.

Capital expenditures were $43 million for 2004, $51 million for 2003, $32 million for the nine months ended December 31, 2002 and $3 million for the three months ended March 31, 2002. In 2004 and 2003, capital expenditures included $10 million and $7 million, respectively, for implementation of a global business transaction processing system; this system implementation will continue throughout 2005. Capital expenditures included $14 million in 2003 and $14 million in 2002 to purchase a ship in each period; the ships had been formerly under operating lease to the Company. Capital expenditures in 2003 included $8 million to set up and purchase equipment for a fresh-cut fruit processing facility.

The following table summarizes the Company's contractual obligations for future cash payments at December 31, 2004, which are primarily associated with debt principal repayments, operating leases, pension and severance obligations and long-term banana purchase contracts:

| *(In thousands)* | Total | Less than 1 year | 1–3 years | 3–5 years | More than 5 years |
|---|---|---|---|---|---|
| Long-term debt | | | | | |
| Parent company | $ 250,000 | $ – | $ – | $ – | $ 250,000 |
| Subsidiaries | 88,247 | 22,981 | 40,238 | 14,831 | 10,197 |
| Notes and loans payable | 11,220 | 11,220 | – | – | – |
| Operating leases | 249,622 | 78,205 | 114,199 | 28,376 | 28,842 |
| Pension and severance obligations | 106,179 | 11,559 | 20,971 | 19,705 | 53,944 |
| Purchase commitments | 1,563,690 | 303,975 | 409,015 | 356,219 | 494,481 |
| | $ 2,268,958 | $ 427,940 | $ 584,423 | $ 419,131 | $ 837,464 |

The Company's purchase commitments consist primarily of long-term contracts to purchase bananas from third party producers. The terms of these contracts, which set the price for the committed fruit to be purchased, range primarily from one to ten years. However, many of these contracts are subject to price renegotiations every one to two years. Therefore, the Company is only committed to purchase bananas at the contract price until the renegotiation date. The purchase obligations included in the table are based on the estimated production volume the Company is committed to purchase until the renegotiation date and the contract purchase price. The banana purchase commitments reflected in the table above represent normal and customary operating commitments in the industry. Most of the 2005 banana volume to be purchased is reflected above, as the Company has secured and committed to its banana sources for the upcoming year. Substantially all of the contracts provide for minimum penalty payments that are less than the amounts included in the table above in situations in which the Company purchases less than the committed volume of bananas.

As described in "Recent Developments" above, the Company has entered into a Stock Purchase Agreement with Performance Food Group Company to purchase its Fresh Express packaged salad and fresh-cut fruit businesses for $855 million in cash. This transaction is expected to be consummated in the second quarter of 2005.

Total debt at December 31, 2004 was $349 million versus $395 million at December 31, 2003. The reduction in debt resulted from the repayment of CBL's credit facility and normal ship loan maturities. The following table illustrates the change in the debt balances from December 31, 2003 to December 31, 2004:

| *(In thousands)* | December 31, 2004 | December 31, 2003 |
|---|---|---|
| **PARENT COMPANY** | | |
| 7½% Senior Notes | $ 250,000 | $ – |
| 10.56% Senior Notes | – | 250,000 |
| **SUBSIDIARIES** | | |
| CBL credit facility | | |
| Revolver | – | – |
| Term loan for Atlanta | – | 9,798 |
| Shipping | 82,617 | 108,436 |
| Chiquita Chile | 1,041 | 16,123 |
| Other | 15,809 | 10,203 |
| *Total debt* | $ 349,467 | $ 394,560 |

In September 2004, the Company issued $250 million principal amount of 7½% Senior Notes due 2014 for net proceeds of $246 million. The proceeds from the new offering, together with available cash, were used to fund a tender offer and consent solicitation for the Company's $250 million aggregate principal amount of 10.56% Senior Notes due 2009. The purchase price was $1,069.56 for each $1,000 principal amount of notes validly tendered and accepted for payment, plus accrued and unpaid interest. Furthermore, the Company paid $20 for each $1,000 principal amount of notes to holders who validly tendered their notes and delivered their consents to certain changes in the terms of the 10.56% Senior Notes prior to September 28, 2004. Approximately $209 million principal amount of 10.56% Senior Notes was validly tendered by the September 28 deadline. An additional $2 million principal amount was tendered prior to the October 12, 2004 tender offer deadline. On December 3, 2004, the remaining $39 million of 10.56% Senior Notes was redeemed. The redemption price was $1,075.36 per $1,000 principal amount of the notes, plus accrued and unpaid interest. As a result of the premiums associated with the repurchase of the entire $250 million of notes, the Company recognized a $22 million loss in the 2004 third quarter, which is included in "Other income (expense), net" on the Consolidated Statement of Income

The indenture for the 7½% Senior Notes contains restrictions related to asset sales, incurrence of additional indebtedness, granting of liens, sale-leaseback transactions, investments and acquisitions, business activities, related-party transactions and the aggregate amount of restricted payments, including dividends and share/warrant repurchases, that the Company may make. The 7½% Senior Notes are callable on or after November 1, 2009 at 103.75% of face value declining to face value in 2012. In addition, before November 1, 2007, the Company may redeem up to 35% of these Notes at a redemption price of 107.5% of their principal amount plus accrued interest, using proceeds from sales of certain kinds of Company stock. The Company expects to recognize annual interest savings of approximately $7 million from having replaced the 10.56% Senior Notes with the new 7½% Senior Notes.

Of the subsidiary debt, $83 million is indebtedness secured by the Company's ships. This indebtedness matures in installments of $16–$23 million per year from 2005 through 2007, and $7–$10 million per year from 2008 to 2010. The Company's ships were built through a series of capital expenditures in the late 1980s and early 1990s and have remaining useful lives of 10–15 years.

In January 2005, CBL obtained a new five-year $150 million secured credit facility ("the CBL facility"); the facility may be increased to $200 million under certain conditions. The CBL facility is a revolving line of credit, of which $50 million is available to issue letters of credit.

Substantially all U.S. assets of CBL and its subsidiaries (except for those of subsidiaries with their own credit facilities) are pledged to secure the CBL facility. The CBL facility is also secured by liens on CBL's trademarks as well as pledges of stock and guarantees by various subsidiaries worldwide. The CBL facility is guaranteed by CBII and secured by a pledge of CBL's equity. CBL must meet certain liquidity tests to distribute cash to CBII, other than for normal CBII overhead expenses. Because of these cash distribution restrictions from CBL to CBII, and because CBII currently has no source of cash except for distributions from CBL, certain liquidity tests must be met prior to payment of interest on the 7½% Senior Notes, common stock dividends to Chiquita shareholders or any Company repurchases of common stock after December 31, 2004 above $10 million. At December 31, 2004, distributions to CBII other than for normal overhead expenses, interest on the Company's existing Senior Notes, and $10 million of stock repurchases were limited to $42 million. The CBL facility also has covenants that require Chiquita and CBL to maintain certain financial ratios related to debt and fixed charge coverage; maintain a minimum CBII shareholders' equity; limit capital expenditures, investments, additional indebtedness, liens and guarantees; and restrict certain corporate changes, affiliate transactions and sale and leaseback transactions.

Initially, interest on the CBL facility is based on the prevailing LIBOR rates plus 1.5% or the bank corporate base rate plus 0.25%, at CBL's option. The margins will be adjusted quarterly based on CBL's leverage ratio. The LIBOR margin can range from 1.25% to 2.5% and the bank corporate base rate margin can range from 0% to 1.25%.

The Company allowed the previous bank credit facility of CBL to expire in June 2004. There had been no outstanding borrowings under the revolving credit line since May 2003, and all term loans under the facility had been repaid in full in March 2004. Upon expiration of this facility, the Company entered into an agreement with Wells Fargo Bank to issue up to $15 million of letters of credit. At December 31, 2004, letters of credit for $8 million were issued ($9 million at December 31, 2003 under the previous CBL facility). These letters of credit were transferred to the CBL facility in January 2005.

In June 2004, the Company refinanced a bank loan of a subsidiary in Chile ("Chiquita Chile") in the amount of $13 million. In December 2004, the Company pre-paid this bank loan in full.

In June 2004, a subsidiary of the Company entered into a €17 million committed credit line for bank guarantees to be used primarily to guarantee the Company's payments for licenses used to import bananas into EU countries. This line is in addition to the Company's existing €25 million uncommitted credit line for bank guarantees. At December 31, 2004, the bank counterparties had provided €29 million of guarantees under these lines.

In the fourth quarter of 2004, Chiquita announced the initiation of a quarterly cash dividend of $.10 per share on the Company's outstanding shares of common stock. The first dividend was paid on January 17, 2005 to shareholders of record as of the close of business on January 3, 2005. While Chiquita intends to pay regular quarterly dividends for the foreseeable future, all future dividends will be reviewed quarterly and require declaration by the board of directors.

Chiquita has also authorized a common stock and warrant repurchase program of up to $20 million by the end of 2005. Under the program, the Company purchased approximately $10 million of its shares of common stock through December 31, 2004 (approximately 517,000 shares at an average price of $18.62 per share). The securities may be purchased on the open market or in privately negotiated transactions. The amounts and times of purchases are based on prevailing market conditions.

As described in "Recent Developments" above, the Company has entered into a Stock Purchase Agreement with Performance Food Group Company to purchase its Fresh Express packaged salad and fresh-cut fruit businesses for $855 million in cash. In connection with the transaction, the Company received funding commitments from financial institutions in amounts sufficient to consummate the Fresh Express acquisition and to maintain the Company's current revolving credit capacity. Upon consummation of this transaction, which is expected in the second quarter of 2005, the Company's debt balances would be significantly increased. The Company believes that with or without the acquisition and related financing, its cash level, cash flow generated by operating subsidiaries and borrowing capacity will provide sufficient cash reserves and liquidity to fund the Company's working capital needs, capital expenditures and debt service requirements.

## CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's significant accounting policies are summarized in Note 1 to the Consolidated financial Statements. The additional discussion below addresses major judgments used in:

- reviewing the carrying values of intangibles;
- reviewing the carrying values of property, plant and equipment;
- accounting for pension and tropical severance plans;
- accounting for income taxes; and
- accounting for the sale of Colombian division.

## REVIEW OF CARRYING VALUES OF INTANGIBLES

### Trademark

At December 31, 2004, the Company's Chiquita trademark had a carrying value of $388 million. The value of this asset was established in connection with fresh start reporting in March 2002, and was determined through independent appraisal using a "relief-from-royalty" method. The year-end 2004 carrying value was supported by an updated appraisal which indicated that no impairment was present and no write-down was required. A revenue growth rate of 3.0%, reflecting estimates of long-term U.S. inflation, was used in the appraisal. Other assumptions include a royalty rate of 3.5%, a discount rate of 13.0%, and an income tax rate of 37% applied to the royalty cash flows. The valuation is most sensitive to the royalty rate assumption, which considers market share, market recognition, and profitability to products bearing the trademark, as well as license agreements for the trademark. A one-half percentage point change to the royalty rate could impact the appraisal by up to $70 million.

### Goodwill

Substantially all of the Company's $46 million of goodwill relates to its acquisition of Atlanta during 2003. The Company estimated the fair value of Atlanta based on expected future cash flows generated by Atlanta discounted at 11%. Based on this calculation, there was no indication of impairment and, as such, no write-down of the goodwill carrying value was required. A change to the discount rate of one percentage point would affect the calculated fair value of Atlanta by approximately $5 million. Also, a $1 million change per year in the expected future cash flows would affect the calculated fair value of Atlanta by approximately $5 million.

### REVIEW OF CARRYING VALUES OF PROPERTY, PLANT AND EQUIPMENT

The Company also reviews the carrying value of its property, plant and equipment when impairment indicators are noted, as prescribed by Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," by comparing estimates of undiscounted future cash flows, before interest charges, included in the Company's operating plans with the carrying values of the related assets. These reviews at December 31, 2004 and 2003 did not reveal any instances in which an impairment charge was required.

### PENSION AND TROPICAL SEVERANCE PLANS

Significant assumptions used in the actuarial calculation of the Company's defined benefit pension and foreign pension and severance plans include the discount rate, long-term rate of compensation increase, and the long-term rate of return on plan assets. The weighted average discount rate assumptions were 5.75% and 6.0% at December 31, 2004 and 2003, respectively, for domestic pension plans, which represents the rate on high quality, fixed income investments in the U.S., such as Moody's Aa rated corporate bonds. The discount rate assumptions for the foreign pension and severance plans were 8.25% and 8.0% at December 31, 2004 and 2003, respectively, which represents the 10-year U.S. Treasury rate adjusted to reflect higher inflation in these countries. The long-term rate of compensation increase for domestic plans was 5.0% in 2004 and 2003. The long-term rate of compensation increase assumed for foreign pension and severance plans was 4.5% in 2004 and 4.75% in 2003. The long-term rate of return on plan assets was assumed to be 8.0% for domestic plans and 4.0% for foreign pension and severance plans for each of the last three years. Actual rates of return were substantially higher during 2004, but annual returns under this long-term rate assumption are inherently subject to year-to-year variability.

A one percentage point change to the discount rate, long-term rate of compensation increase, or long-term rate of return on plan assets affects pension expense by less than $1 million annually.

### ACCOUNTING FOR INCOME TAXES

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting For Income Taxes," which recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. The deferred tax assets and liabilities are determined based on the enacted tax rates expected to apply in the periods in which the deferred tax assets or liabilities are expected to be settled or realized.

The Company regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The determination as to whether a deferred tax asset will be realized is made on a jurisdictional basis and is based on the evaluation of positive and negative evidence. This evidence includes historical taxable income, projected future taxable income, the expected timing of the reversal of existing temporary differences and the implementation of tax planning strategies. Projected future taxable income is based on our expected results and assumptions as to the jurisdiction in which the income will be earned. The expected timing of the reversals of existing temporary differences is based on current tax law and our tax methods of accounting.

The Company also reviews its tax activities and records an accrual for estimated losses when it is probable that a liability has been incurred and the amount can be reasonably estimated. These projections and estimates may change in the future as actual results become known.

### ACCOUNTING FOR THE SALE OF COLOMBIAN DIVISION

In June 2004, the Company sold its banana-producing and port operations in Colombia to Invesmar Ltd., ("Invesmar") the holding company of C.I. Banacol S.A., a Colombian-based producer and exporter of bananas and other fruit products.

In connection with the sale, Chiquita entered into eight-year agreements to purchase bananas and pineapples from affiliates of the buyer. Under the banana purchase agreement, Chiquita will purchase approximately 11 million boxes of Colombian bananas per year at above-market prices. This resulted in a liability of $33 million at the sale date, which represents the estimated net present value of the above-market premium to be paid for the purchase of bananas over the term of the contract. In determining the above-market premium, the Company estimated a market price per box based on prices paid to other banana suppliers in Latin America. Upon sale of the boxes purchased under this contract, Chiquita will recognize the estimated market price to cost of sales, rather than the above-market price stated in the agreement. The Company will also recognize interest expense on the liability.

Under the pineapple purchase agreement, Chiquita will purchase approximately 2 million boxes of Costa Rican golden pineapples during the first year of the contract and 2.5 million boxes per year thereafter at below-market prices. This resulted in a receivable of $25 million at the sale date, which represents the estimated net present value of the discount to be received for the purchase of pineapples over the term of the contract. Upon sale of the pineapple boxes purchased under this contract, Chiquita will recognize the full market price to cost of sales, rather than the discounted price. The Company will also recognize interest income on the receivable.

## NEW ACCOUNTING PRONOUNCEMENTS

See Note 1 to the Consolidated Financial Statements for information regarding the Company's adoption of new accounting pronouncements.

## RISKS OF INTERNATIONAL OPERATIONS

The Company conducts operations in many foreign countries. Information about the Company's operations by geographic area is in Note 15 to the Consolidated Financial Statements. The Company's foreign operations are subject to a variety of risks inherent in doing business abroad.

In 2001, the European Commission ("EC") agreed to amend the quota and licensing regime for the importation of bananas into the EU. Under the 2001 agreement, the current EU banana tariff rate quota system is scheduled to be followed by a tariff-only system no later than 2006. In order to remain consistent with WTO principles, any new EU banana tariff is required under a 2001 WTO decision to "result in at least maintaining total market access" for Latin American suppliers. That decision establishes consultation and arbitration procedures to determine whether the proposed tariff would result in at least maintaining Latin American market access and requires that those procedures be completed before any new EU tariff-only system takes effect. In October 2004, the EC announced that it would propose a tariff on Latin American bananas of €230 per metric ton. This would represent a substantial increase over the €75 per metric ton tariff now applicable to Latin American bananas entering within the EU's current tariff rate quota system. The Latin American supplying countries have announced their opposition to any tariff above €75 per metric ton on the basis that it would be inconsistent with the WTO standard. On February 1, 2005 the EC notified its €230 per metric ton proposal to the WTO, thereby triggering consultation and arbitration procedures. An arbitration decision is likely by late summer. There can be no assurance that a tariff-only system will be installed by 2006, that the tariff level finally established for Latin American bananas will not be greater than €75 per metric ton or that the final tariff will not be materially adverse to marketers of Latin American bananas such as the Company.

The Company has international operations in many foreign countries, including those in Central and South America, the Philippines and the Ivory Coast. The Company's activities are subject to risks inherent in operating in these countries, including government regulation, currency restrictions and other restraints, burdensome taxes, risks of expropriation, threats to employees, political instability, terrorist activities, including extortion, and risks of U.S. and foreign governmental action in relation to the Company. Should such circumstances occur, the Company might need to curtail, cease or alter its activities in a particular region or country. Chiquita's ability to deal with these issues may be affected by applicable U.S. laws.

The Company is currently dealing with one such issue involving protection payments that its Colombian banana producing subsidiary (sold in June 2004) had been forced to make to certain groups in that country which have been designated under United States law as foreign terrorist organizations. The Company's management and its audit committee, in consultation with the board of directors, voluntarily disclosed this issue to the U.S. Department of Justice in April 2003 and requested its guidance. In late March 2004, the Department of Justice advised that, as part of its investigation, it would be evaluating the role and conduct of the Company and some of its officers in the matter. The Company intends to continue its cooperation with this investigation, but it cannot predict the outcome or any possible adverse effect on the Company, which could include the imposition of fines. See Note 17 to the Consolidated Financial Statements for further information.

See "Item 1–Business–Risks of International Operations" and "Item 3–Legal Proceedings" in the Annual Report on Form 10-K for a further description of legal proceedings and other risks of international operations.

## MARKET RISK MANAGEMENT–FINANCIAL INSTRUMENTS

Chiquita's products are distributed in more than 60 countries. Its international sales are made primarily in U.S. dollars and major European currencies. The Company reduces currency exchange risk from sales originating in currencies other than the dollar by exchanging local currencies for dollars promptly upon receipt. The Company further reduces its exposure to exchange rate fluctuations by purchasing foreign currency hedging instruments (principally euro contracts) to hedge sales denominated in foreign currencies. The potential loss on these contracts from a hypothetical 10% increase in euro currency rates would have been approximately $5 million at December 31, 2004 and $24 million at December 31, 2003. However, the Company expects that any loss on these contracts would tend to be more than offset by an increase in the dollar realization of the underlying sales denominated in foreign currencies. The decrease in potential loss is due to the Company's use of purchase put options in 2004 versus forward contracts in 2003. The loss on purchase put options from an increase in euro currency rates is limited to the purchase put option premium paid.

Chiquita's interest rate risk arises from its fixed and variable rate debt (see Note 10 to the Consolidated Financial Statements). Of the $349 million total debt at December 31, 2004, approximately $302 million, or 87%, was fixed-rate debt, and $47 million, or 13%, was variable-rate debt. Fixed-rate debt was primarily comprised of the Company's $250 million 7½% Senior Notes. The adverse change in fair value of the Company's fixed-rate debt from a hypothetical 10% decrease in interest rates would have been approximately $9 million at December 31, 2004 and $4 million at December 31, 2003.

The Company's transportation costs are exposed to the risk of rising fuel prices. To reduce this risk, the Company enters into fuel forward contracts that would offset potential increases in the market fuel prices. The potential loss on these forward contracts from a hypothetical 10% decrease in fuel oil prices would have been approximately $6 million at December 31, 2004 and $2 million at December 31, 2003. However, the Company expects that any decline in the fair value of these contracts would be offset by a decrease in the cost of underlying fuel purchases.

(See Note 9 to the Consolidated Financial Statements for additional discussion of the Company's hedging activities.)

*******

*This Annual Report contains certain statements that may be deemed to be "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements reflect management's current views and estimates of future economic circumstances, industry conditions and Company performance. They are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Chiquita, including: the impact of changes in the European Union banana import regime as a result of the anticipated conversion to a tariff-only regime in 2006; the Company's ability to successfully consummate its acquisition of Fresh Express and integrate its operations with the Company's; natural disasters and unusual weather conditions; currency exchange rate fluctuations; prices for Chiquita products; availability and costs of products and raw materials; operating efficiencies; the Company's ability to realize its announced productivity improvements; risks inherent in operating in foreign countries, including government regulation, currency restrictions and other restraints, burdensome taxes, expropriation, threats to employees, political instability and terrorist activities, including extortion, and risks of U.S. and foreign governmental action in relation to the Company; the outcome of the Department of Justice investigation related to the Company's Colombian subsidiary sold in June 2004; labor relations; actions of governmental bodies; the continuing availability of financing; and other market and competitive conditions. See Risks of International Operations for further information.*

*The forward-looking statements speak as of the date made and are not guarantees of future performance. Actual results or developments may differ materially from the expectations expressed or implied in the forward-looking statements, and the Company undertakes no obligation to update any such statements.*

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF CHIQUITA BRANDS INTERNATIONAL, INC.

We have audited the accompanying consolidated balance sheets of Chiquita Brands International, Inc. as of December 31, 2004 and 2003 (Reorganized Company), and the related consolidated statements of income, shareholders' equity, and cash flow for the years ended December 31, 2004 and 2003 (Reorganized Company), the nine months ended December 31, 2002 (Reorganized Company), and the three months ended March 31, 2002 (Predecessor Company). These financial statements, appearing on pages 35 to 60, are the responsibility of the Company's management. Our responsibility is to express an opinion on those financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chiquita Brands International, Inc. at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for the years ended December 31, 2004 and 2003, the nine month period ended December 31, 2002, and the three month period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States.

As more fully described in Note 16 to the Consolidated Financial Statements, effective March 19, 2002, the Company emerged from protection under Chapter 11 of the U.S. Bankruptcy Code pursuant to a Reorganization Plan that was confirmed by the Bankruptcy Court on March 8, 2002. In accordance with the AICPA Statement of Position 90-7, the Company adopted "Fresh Start" accounting whereby its assets, liabilities, and new capital structure were adjusted to reflect estimated fair value at March 31, 2002. As a result, the consolidated financial statements for the periods subsequent to March 31, 2002 reflect the Reorganized Company's new basis of accounting and are not comparable to the Predecessor Company's pre-reorganization consolidated financial statements.

Additionally, as described in Note 1 to the Consolidated Financial Statements, in 2003, the Company changed its method of accounting for employee stock options and variable interest entities, and, in 2002, the Company changed its method of accounting for goodwill and other intangible assets.

We have also audited management's assessment, included in the Annual Report on Form 10-K as of December 31, 2004 of Chiquita Brands International, Inc., Item 9A–Controls and Procedures, section (b)–Management's report on internal control over financial reporting, that Chiquita Brands International, Inc. maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Our report dated March 11, 2005 expressed an unqualified opinion thereon.

*Ernst + Young LLP*

**Ernst & Young LLP**
Cincinnati, Ohio
March 11, 2005

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

**TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF CHIQUITA BRANDS INTERNATIONAL, INC.**

We have audited management's assessment, included in the Annual Report on Form 10-K as of December 31, 2004 of Chiquita Brands International, Inc. (the Company), Item 9A–Controls and Procedures, section (b)–Management's report on internal control over financial reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2004 and 2003 (Reorganized Company), and the related consolidated statements of income, shareholders' equity, and cash flow for the years ended December 31, 2004 and 2003, the nine months ended December 31, 2002 (Reorganized Company), and the three months ended March 31, 2002 (Predecessor Company) of Chiquita Brands International, Inc. Our report dated March 11, 2005 expressed an unqualified opinion thereon.

Ernst + Young LLP

**Ernst & Young LLP**
Cincinnati, Ohio
March 11, 2005

# CONSOLIDATED STATEMENT OF INCOME

| (In thousands, except per share amounts) | Reorganized Company* Year Ended Dec. 31, 2004 | Reorganized Company* Year Ended Dec. 31, 2003 | Reorganized Company* Nine Months Ended Dec. 31, 2002 | Predecessor Company* Three Months Ended Mar. 31, 2002 |
|---|---|---|---|---|
| Net sales | $ 3,071,456 | $ 2,613,548 | $ 1,140,024 | $ 446,146 |
| Operating expenses | | | | |
| Cost of sales | 2,616,900 | 2,232,218 | 936,244 | 349,814 |
| Selling, general and administrative | 304,106 | 249,668 | 150,605 | 42,191 |
| Depreciation | 41,583 | 36,823 | 22,449 | 16,877 |
| Equity in earnings of investees | (11,173) | (7,560) | 5,225 | (3,314) |
| Loss on sale of Colombian division | 9,289 | – | – | – |
| Gain on sale of equity method investments | – | (16,829) | – | – |
| Gain on sale of Armuelles division | (2,196) | (21,158) | – | – |
| | 2,958,509 | 2,473,162 | 1,114,523 | 405,568 |
| Operating income | 112,947 | 140,386 | 25,501 | 40,578 |
| Interest income | 6,167 | 3,227 | 2,937 | 624 |
| Interest expense | (38,884) | (42,450) | (30,260) | (7,555) |
| Other income (expense), net | (19,428) | – | – | – |
| Financial restructuring items | – | – | – | (222,341) |
| Income (loss) from continuing operations before income taxes and cumulative effect of a change in method of accounting | 60,802 | 101,163 | (1,822) | (188,694) |
| Income taxes | (5,400) | (5,300) | (4,800) | (1,000) |
| Income (loss) from continuing operations before cumulative effect of a change in method of accounting | 55,402 | 95,863 | (6,622) | (189,694) |
| Discontinued operations: | | | | |
| Financial restructuring items | – | – | – | (63,481) |
| Income (loss) from operations | – | (6,161) | 9,994 | (125) |
| Gain on disposal | – | 9,504 | 9,823 | – |
| Income (loss) before cumulative effect of a change in method of accounting | 55,402 | 99,206 | 13,195 | (253,300) |
| Cumulative effect of a change in method of accounting for goodwill | – | – | – | (144,523) |
| Net income (loss) | $ 55,402 | $ 99,206 | $ 13,195 | $ (397,823) |
| Net income (loss) per common share–basic: | | | | |
| Continuing operations | $ 1.36 | $ 2.40 | $ (0.17) | $ (2.42) |
| Discontinued operations | – | 0.08 | 0.50 | (0.81) |
| Before cumulative effect of a change in method of accounting | 1.36 | 2.48 | 0.33 | (3.23) |
| Cumulative effect of a change in method of accounting | – | – | – | (1.85) |
| Net income (loss) | $ 1.36 | $ 2.48 | $ 0.33 | $ (5.08) |
| Net income (loss) per common share–diluted: | | | | |
| Continuing operations | $ 1.33 | $ 2.38 | $ (0.17) | $ (2.42) |
| Discontinued operations | – | 0.08 | 0.50 | (0.81) |
| Before cumulative effect of a change in method of accounting | 1.33 | 2.46 | 0.33 | (3.23) |
| Cumulative effect of a change in method of accounting | – | – | – | (1.85) |
| Net income (loss) | $ 1.33 | $ 2.46 | $ 0.33 | $ (5.08) |
| Pro forma for accounting change: | | | | |
| Continuing operations | | | $ 11,408 | $ (207,724) |
| Discontinued operations | | | 19,817 | (63,606) |
| Before cumulative effect of a change in method of accounting | | | 31,225 | (271,330) |
| Cumulative effect of a change in method of accounting | | | – | (144,523) |
| Net income (loss) | | | $ 31,225 | $ (415,853) |
| Pro forma for accounting change (per share): | | | | |
| Continuing operations | | | $ 0.28 | $ (2.65) |
| Discontinued operations | | | 0.50 | (0.81) |
| Before cumulative effect of a change in method of accounting | | | 0.78 | (3.46) |
| Cumulative effect of a change in method of accounting | | | – | (1.85) |
| Net income (loss) | | | $ 0.78 | $ (5.31) |

** See Notes to Consolidated Financial Statements, including Note 1 describing the Reorganized Company and Predecessor Company.*

# CONSOLIDATED BALANCE SHEET

| (In thousands, except share amounts) | December 31, 2004 | 2003 |
|---|---|---|
| **ASSETS** | | |
| Current assets | | |
| Cash and equivalents | $ 142,791 | $ 134,296 |
| Trade receivables, less allowances of $12,241 and $13,066, respectively | 340,552 | 292,522 |
| Other receivables, net | 89,312 | 84,289 |
| Inventories | 187,073 | 193,968 |
| Prepaid expenses | 19,164 | 17,528 |
| Other current assets | 14,859 | 15,347 |
| Total current assets | 793,751 | 737,950 |
| Property, plant and equipment, net | 419,601 | 440,978 |
| Investments and other assets, net | 132,992 | 93,377 |
| Trademark | 387,585 | 387,585 |
| Goodwill | 46,109 | 43,219 |
| Assets of discontinued operations | – | 3,610 |
| Total assets | $ 1,780,038 | $ 1,706,719 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Current liabilities | | |
| Notes and loans payable | $ 11,220 | $ 9,195 |
| Long-term debt of subsidiaries due within one year | 22,981 | 38,875 |
| Accounts payable | 321,296 | 264,373 |
| Accrued liabilities | 107,037 | 144,230 |
| Total current liabilities | 462,534 | 456,673 |
| Long-term debt of parent company | 250,000 | 250,000 |
| Long-term debt of subsidiaries | 65,266 | 96,490 |
| Accrued pension and other employee benefits | 78,190 | 81,899 |
| Other liabilities | 85,224 | 62,414 |
| Liabilities of discontinued operations | – | 1,897 |
| Total liabilities | 941,214 | 949,373 |
| Shareholders' equity | | |
| Common stock, $.01 par value (40,476,381 and 40,037,281 shares outstanding, respectively) | 405 | 400 |
| Capital surplus | 645,365 | 630,868 |
| Retained earnings | 162,375 | 112,401 |
| Accumulated other comprehensive income | 30,679 | 13,677 |
| Total shareholders' equity | 838,824 | 757,346 |
| Total liabilities and shareholders' equity | $ 1,780,038 | $ 1,706,719 |

*See Notes to Consolidated Financial Statements.*

## CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

| (In thousands) | Common Shares | Preferred and Preference Stock | Common Stock | Capital Surplus | Retained Earnings (Deficit) | Accumulated Other Comprehensive Income (Loss) | Total Shareholders' Equity |
|---|---|---|---|---|---|---|---|
| **PREDECESSOR COMPANY*** | | | | | | | |
| **December 31, 2001** | 78,273 | $ 139,729 | $ 783 | $ 881,192 | $ (530,068) | $ (43,042) | $ 448,594 |
| Net loss | – | – | – | – | (397,823) | – | (397,823) |
| Unrealized translation gain | – | – | – | – | – | 485 | 485 |
| Changes in fair value of derivatives | – | – | – | – | – | (1,200) | (1,200) |
| Losses reclassified from OCI into net loss | – | – | – | – | – | 2,958 | 2,958 |
| Comprehensive loss | | | | | | | (395,580) |
| Reorganization adjustments | (39,207) | (139,729) | (392) | (268,830) | 927,891 | 40,799 | 559,739 |
| **REORGANIZED COMPANY*** | | | | | | | |
| **March 31, 2002** | 39,066 | – | 391 | 612,362 | – | – | 612,753 |
| Net income | – | – | – | – | 13,195 | – | 13,195 |
| Unrealized translation gain | – | – | – | – | – | 12,680 | 12,680 |
| Change in minimum pension liability | – | – | – | – | – | (7,634) | (7,634) |
| Changes in fair value of derivatives | – | – | – | – | – | (14,939) | (14,939) |
| Comprehensive income | | | | | | | 3,302 |
| Share issuances | 781 | – | 7 | 13,227 | – | – | 13,234 |
| **December 31, 2002** | 39,847 | – | 398 | 625,589 | 13,195 | (9,893) | 629,289 |
| Net income | – | – | – | – | 99,206 | – | 99,206 |
| Unrealized translation gain | – | – | – | – | – | 32,340 | 32,340 |
| Change in minimum pension liability | – | – | – | – | – | 2,774 | 2,774 |
| Sale of equity method investments | – | – | – | – | – | (4,548) | (4,548) |
| Change in fair value of cost investment available for sale | – | – | – | – | – | 7,265 | 7,265 |
| Changes in fair value of derivatives | – | – | – | – | – | (39,494) | (39,494) |
| Losses reclassified from OCI into net income | – | – | – | – | – | 25,233 | 25,233 |
| Comprehensive income | | | | | | | 122,776 |
| Share and stock option issuances | 190 | – | 2 | 5,279 | – | – | 5,281 |
| **December 31, 2003** | 40,037 | – | 400 | 630,868 | 112,401 | 13,677 | 757,346 |
| Net income | – | – | – | – | 55,402 | – | 55,402 |
| Unrealized translation gain | – | – | – | – | – | 15,470 | 15,470 |
| Change in minimum pension liability | – | – | – | – | – | (2,855) | (2,855) |
| Change in fair value of cost investments available for sale | – | – | – | – | – | (574) | (574) |
| Changes in fair value of derivatives | – | – | – | – | – | (19,910) | (19,910) |
| Losses reclassified from OCI into net income | – | – | – | – | – | 24,871 | 24,871 |
| Comprehensive income | | | | | | | 72,404 |
| Exercises of stock options and warrants | 802 | – | 8 | 12,490 | – | – | 12,498 |
| Stock-based compensation | 156 | – | 2 | 10,388 | – | – | 10,390 |
| Share repurchase and retirements | (517) | – | (5) | (8,241) | (1,380) | – | (9,626) |
| Share cancellations | (2) | – | – | (140) | – | – | (140) |
| Dividends on common stock | – | – | – | – | (4,048) | – | (4,048) |
| **December 31, 2004** | 40,476 | $ – | $ 405 | $ 645,365 | $ 162,375 | $ 30,679 | $ 838,824 |

* *See Notes to Consolidated Financial Statements, including Note 1 describing the Reorganized Company and Predecessor Company.*

CONSOLIDATED STATEMENT OF CASH FLOW

| (In thousands) | Reorganized Company* | | | Predecessor Company* |
|---|---|---|---|---|
| | Year Ended Dec. 31, 2004 | Year Ended Dec. 31, 2003 | Nine Months Ended Dec. 31, 2002 | Three Months Ended Mar. 31, 2002 |
| **CASH PROVIDED (USED) BY:** | | | | |
| **OPERATIONS** | | | | |
| Income (loss) from continuing operations before cumulative effect of a change in method of accounting | $ 55,402 | $ 95,863 | $ (6,622) | $ (189,694) |
| Financial restructuring items | – | – | – | 209,480 |
| Depreciation | 41,583 | 36,823 | 22,449 | 16,877 |
| Equity in earnings of investees | (11,173) | (7,560) | 5,225 | (3,314) |
| Loss on extinguishment of debt | 21,737 | – | – | – |
| Loss on sale of Colombian division (after-tax) | 3,589 | – | – | – |
| Gain on sale of equity method investments | – | (16,829) | – | – |
| Gain on sale of Armuelles division | (2,196) | (21,158) | – | – |
| Severance payments for Armuelles division | – | (16,713) | – | – |
| Long-term currency option premiums | (16,382) | – | – | – |
| Stock-based compensation | 10,390 | 2,897 | – | – |
| Changes in current assets and liabilities | | | | |
| Trade receivables | (46,236) | (10,865) | 6,050 | (61,610) |
| Other receivables | 7,610 | (4,768) | 2,761 | 2,518 |
| Inventories | (16,256) | (15,891) | 3,400 | (6,090) |
| Prepaid expenses and other current assets | (7,474) | (1,881) | 23,566 | (20,055) |
| Accounts payable and accrued liabilities | 42,165 | 23,236 | (16,504) | 28,747 |
| Other | 9,388 | 11,715 | (13,289) | 9,718 |
| **CASH FLOW FROM OPERATIONS** | 92,147 | 74,869 | 27,036 | (13,423) |
| **INVESTING** | | | | |
| Capital expenditures | (43,442) | (51,044) | (31,925) | (2,561) |
| Long-term investments | (5,527) | – | (2,534) | – |
| Proceeds from sale of: | | | | |
| Colombian division | 28,500 | – | – | – |
| Equity method investments | – | 38,942 | – | – |
| Armuelles division | 1,185 | 14,953 | – | – |
| Ships | – | – | 54,150 | – |
| Other property, plant and equipment | 10,736 | 15,057 | 4,183 | 164 |
| Consolidation of Chiquita Chile | – | 7,579 | – | – |
| Refundable cash deposits | (71) | 2,391 | 14,777 | 1,269 |
| Other | (1,870) | 1,128 | 1,863 | (1,526) |
| **CASH FLOW FROM INVESTING** | (10,489) | 29,006 | 40,514 | (2,654) |
| **FINANCING** | | | | |
| Issuances of long-term debt | 259,394 | 79,351 | 13,915 | 200 |
| Repayments of long-term debt | (337,908) | (224,351) | (87,163) | (7,933) |
| CBL credit facility amendment and other fees | (743) | (4,478) | (374) | (7,393) |
| Increase (decrease) in notes and loans payable | 1,300 | 124 | (19,905) | 18,554 |
| Proceeds from exercise of stock options/warrants | 12,498 | 1,911 | – | – |
| Repurchase of common stock | (9,626) | – | – | – |
| **CASH FLOW FROM FINANCING** | (75,085) | (147,443) | (93,527) | 3,428 |
| Discontinued operations | 1,922 | 124,979 | 24,202 | (1,289) |
| Increase (decrease) in cash and equivalents | 8,495 | 81,411 | (1,775) | (13,938) |
| Balance at beginning of period | 134,296 | 52,885 | 54,660 | 68,598 |
| Balance at end of period | $ 142,791 | $ 134,296 | $ 52,885 | $ 54,660 |

* *See Notes to Consolidated Financial Statements, including Note 1 describing the Reorganized Company and Predecessor Company.*

## note 1 Summary of Significant Accounting Policies

### BASIS OF PRESENTATION

On March 19, 2002, Chiquita Brands International, Inc. ("CBII"), a parent holding company without business operations of its own, completed its previously announced financial restructuring when its pre-arranged Plan of Reorganization under Chapter 11 of the U.S. Bankruptcy Code (the "Plan" or "Plan of Reorganization") became effective. For financial reporting purposes, the Company used an effective date of March 31, 2002. References in these financial statements to "Predecessor Company" refer to the Company prior to March 31, 2002. References to "Reorganized Company" refer to the Company on and after March 31, 2002, after giving effect to the issuance of new securities in exchange for the previously outstanding securities in accordance with the Plan, and implementation of fresh start accounting. In accordance with financial reporting requirements for companies emerging from a Chapter 11 restructuring, financial information for the twelve months ended December 31, 2002 is not presented in the Consolidated Financial Statements since such information would combine the results of the Predecessor Company and Reorganized Company. The securities issued pursuant to the Plan and the fresh start adjustments are described in Note 16.

### CONSOLIDATION

The Consolidated Financial Statements include the accounts of CBII, controlled majority-owned subsidiaries and any entities that are not controlled but require consolidation in accordance with FASB Interpretation No. 46, "Consolidation of Variable Interest Entities–an interpretation of ARB No. 51," (collectively, "Chiquita" or the "Company"). See Note 8 for additional information on the Company's adoption of FASB Interpretation No. 46 during 2003. Intercompany balances and transactions have been eliminated.

### USE OF ESTIMATES

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes.

### CASH AND EQUIVALENTS

*Cash and equivalents include cash and highly liquid investments with a maturity when purchased of three months or less.*

### TRADE RECEIVABLES

Trade receivables less allowances reflect the net realizable value of the receivables, and approximate fair value. The Company generally does not require collateral or other security to support trade receivables subject to credit risk. To reduce credit risk, the Company performs credit investigations prior to establishing customer credit limits and reviews customer credit profiles on an ongoing basis. An allowance against the trade receivables is established based on the Company's knowledge of customers' financial condition, historical loss experience and account past due status compared to invoice payment terms. An allowance is recorded and charged to expense when an account is deemed to be uncollectible. Recoveries of trade receivables previously reserved in the allowance are credited to income.

### INVENTORIES

Inventories are valued at the lower of cost or market. Cost for growing crops and certain banana inventories is determined on the "last-in, first-out" (LIFO) basis. Cost for other inventory categories, including other fresh produce, is determined on the "first-in, first-out" (FIFO) or average cost basis. Banana and other fresh produce inventories represent costs associated with boxed bananas and other fresh produce not yet sold. Growing crop inventories represent the costs associated with growing banana plants on Company-owned farms that have not yet been harvested. Materials and supplies primarily represent growing and packaging supplies maintained on Company-owned farms. Inventory costs are comprised of the purchase cost of materials and, in addition, for bananas and other fresh produce grown on Company farms, tropical production labor and overhead.

### INVESTMENTS

Investments representing minority interests are accounted for by the equity method when Chiquita has the ability to exercise significant influence over the investees' operations. Investments not publicly traded that the Company does not significantly influence are valued at cost. Publicly traded investments that the Company does not have the ability to significantly influence are accounted for as available-for-sale securities at fair value. Unrealized holding gains or losses on available-for-sale securities are excluded from operating results and are recognized in shareholders' equity (accumulated other comprehensive income) until realized. The Company assesses declines in the fair value of individual investments to determine whether such declines are other-than-temporary and the investment impaired.

### PROPERTY, PLANT AND EQUIPMENT

With the adoption of fresh start reporting, property, plant and equipment carrying values were stated at fair value as of March 31, 2002. Property, plant and equipment purchased subsequent to the adoption of fresh start reporting are stated at cost. Property, plant and equipment, except for land, are depreciated on a straight-line basis over their estimated remaining useful lives. The Company generally uses 25 years to depreciate ships, 30 years for cultivations, 10 to 40 years for buildings and improvements, and 3 to 20 years for machinery and equipment. Cultivations represent the costs to plant and care for the banana plant until such time that the root system can support commercial quantities of fruits, as well as the costs to build levees, drainage canals, and other farm infrastructure to support the banana plants. The Company reviews the carrying value of its property, plant and equipment when impairment indicators are noted. No impairment indicators were noted at December 31, 2004 and 2003.

### INTANGIBLES

As of January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." To give effect to the new standard, the Company recorded a goodwill write-down of $145 million as a cumulative effect of a change in method of accounting. The write-down resulted from applying the SFAS No. 142 requirement to evaluate goodwill using discounted cash flows rather than the undiscounted cash flow methodology prescribed by the previous standard. In addition, under this new standard, goodwill and other intangible assets with an indefinite life are no longer amortized but are reviewed at least annually for impairment. Reviews for impairment at December 31, 2004 and 2003 of goodwill and the Chiquita trademark indicated that no impairment charges were necessary. The Company supports its trademark value on a fair value basis through an independent appraisal using a "relief-from-royalty" method. Goodwill is associated with the Company's Atlanta AG reporting unit (see Note 7), and is tested for impairment by comparing the market value of Atlanta AG, based on discounted future cash flows, with its carrying value.

### REVENUE RECOGNITION

The Company records revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the customer is fixed or determinable, and collectibility is reasonably assured. For the Company, this point occurs when the product is delivered to, and title to the product passes to, the customer.

### SHIPPING AND HANDLING FEES AND COSTS

Shipping and handling fees billed to customers are included in net sales. Shipping and handling costs are recorded in cost of sales.

### STOCK-BASED COMPENSATION

Effective January 1, 2003, on a prospective basis, the Company began using the fair value method under SFAS No. 123, "Accounting for Stock-Based Compensation," to recognize stock option expense in its results of operations for new stock options granted after December 31, 2002. Prior to January 1, 2003, the Company accounted for stock options using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." The Company also grants restricted stock awards. Fair value of the option and stock awards are determined at the grant date and expensed over the vesting period of the award. With respect to stock appreciation rights ("SARs"), the Company records expense over the life of the SARs to the extent that the price of the underlying stock is greater than the stated price of the SAR.

The table below illustrates the effect of stock compensation expense on all periods as if the Company had always applied the fair value method:

| | Reorganized Company | | | Predecessor Company |
|---|---|---|---|---|
| *(in thousands)* | Year Ended Dec. 31, 2004 | Year Ended Dec. 31, 2003 | Nine Months Ended Dec. 31, 2002 | Three Months Ended Mar. 31, 2002 |
| Income (loss) before stock compensation expense | $ 65,792 | $ 102,103 | $ 13,195 | $ (397,823) |
| Stock compensation expense included in net income (loss)* | (10,390) | (2,897) | – | – |
| Net income (loss) | 55,402 | 99,206 | 13,195 | (397,823) |
| Pro forma stock compensation expense** | (6,657) | (7,452) | (7,452) | (902) |
| Pro forma net income (loss) | $ 48,745 | $ 91,754 | $ 5,743 | $ (398,725) |
| Basic earnings per common share: | | | | |
| Income (loss) before stock compensation expense | $ 1.62 | $ 2.55 | $ 0.33 | $ (5.08) |
| Stock compensation expense included in net income (loss)* | (0.26) | (0.07) | – | – |
| Net income (loss) | 1.36 | 2.48 | 0.33 | (5.08) |
| Pro forma stock compensation expense** | (0.16) | (0.19) | (0.19) | (0.01) |
| Pro forma net income (loss) | $ 1.20 | $ 2.29 | $ 0.14 | $ (5.09) |
| Diluted earnings per common share: | | | | |
| Income (loss) before stock compensation expense | $ 1.58 | $ 2.53 | $ 0.33 | $ (5.08) |
| Stock compensation expense included in net income (loss)* | (0.25) | (0.07) | – | – |
| Net income (loss) | 1.33 | 2.46 | 0.33 | (5.08) |
| Pro forma stock compensation expense** | (0.16) | (0.19) | (0.19) | (0.01) |
| Pro forma net income (loss) | $ 1.17 | $ 2.27 | $ 0.14 | $ (5.09) |

* *Represents expense from stock options of $4.6 million and $1.3 million in 2004 and 2003, respectively. Also represents expense from restricted stock awards of $5.8 million and $1.6 million in 2004 and 2003, respectively. Expense for 2004 includes a charge of $3.6 million for awards granted to the Company's former chairman and chief executive officer that vested upon his retirement as chairman on May 25, 2004.*

** *Represents the additional amount of stock compensation expense that would have been included in net income (loss) had the Company applied the fair value method under SFAS No. 123 for awards issued prior to 2003, when the Company first began expensing options.*

### INCOME TAXES

Deferred income taxes are recognized at currently enacted tax rates for temporary differences between the financial reporting and income tax bases of assets and liabilities. Deferred taxes are not provided on the undistributed earnings of subsidiaries operating outside the U.S. that have been permanently reinvested. The Company recognizes deferred tax assets to the extent that it is "more likely than not" that the deferred tax asset will be realized.

### EARNINGS PER SHARE

Basic earnings per share is calculated on the basis of the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated on the basis of the sum of the weighted average number of common shares outstanding during the year and the dilutive effect of the assumed conversion to common stock from the exercise or issuance of options, warrants and restricted stock using the treasury stock method. The assumed conversion to common stock of securities that would, on an individual basis, have an anti-dilutive effect on diluted earnings per share are not included in the diluted earnings per share computation.

### FOREIGN EXCHANGE

Chiquita utilizes the U.S. dollar as its functional currency, except for its Atlanta AG operations and operations in France, which use the euro as their functional currency.

The Company recognizes all derivatives on the balance sheet at fair value, and recognizes the resulting gains or losses as adjustments to net income if the derivative does not qualify for hedge accounting or other comprehensive income ("OCI") if the derivative does qualify for hedge accounting.

The Company is exposed to currency exchange risk on foreign sales and price risk on purchases of fuel oil used in the Company's ships. The Company reduces these exposures by purchasing option, forward and zero-cost collar contracts. These options, forwards and zero-cost collars qualify for hedge accounting as cash flow hedges. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. To the extent that these hedges are effective in offsetting the Company's underlying risk exposure, gains and losses are deferred in accumulated OCI until the underlying transaction is recognized in net income. Gains or losses on effective hedges that have been terminated prior to maturity are also deferred in accumulated OCI until the underlying transaction is recognized in net income. For the ineffective portion of the hedge, gains or losses are charged to net income in the current period. The earnings impact of the option, forward and zero-cost collar contracts are recorded in net sales for currency hedges, and in cost of sales for fuel oil hedges. The Company does not hold or issue derivative financial instruments for speculative purposes. See Note 9 for additional discussion of the Company's hedging activities.

### NEW ACCOUNTING PRONOUNCEMENTS

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment," ("SFAS No. 123R") which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation." The provisions of the statement are effective for the Company beginning with the third quarter of 2005. The approach to accounting for share-based payments in SFAS No. 123R is similar to the approach described in the original statement. However, SFAS No. 123R requires all share-based payments to be recognized in the financial statements based on their fair values. Beginning January 1, 2003, the Company started to recognize stock option expense based on the fair value method for new stock options granted after December 31, 2002. The Company is still assessing the impact of this standard on its financial statements.

Also in December 2004, the FASB issued FASB Staff Position ("FSP") SFAS No. 109-1, "Application of FASB Statement No. 109, Accounting for Income Taxes, for the Tax Deduction Provided to U.S. Based Manufacturers by the American Jobs Creation Act of 2004" ("FSP 109-1") and FSP SFAS No. 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provisions within the American Jobs Creation Act of 2004" ("FSP 109-2"). FSP 109-1 provides guidance on the application of SFAS No. 109, "Accounting for Income Taxes," to the provision within the American Jobs Creation Act of 2004 that provides a tax deduction on qualified production activities. Accounting and disclosure guidance is provided in FSP 109-2 for the dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer. The Company is still assessing the impact of this standard on its financial statements.

### ACCOUNTING CHANGE

In the first quarter of 2003, the Company changed its method of accounting for certain tropical production and logistics expenses of its banana operations during interim periods. Previously, the Company used a standard costing method which allocated those costs evenly throughout the year on a per box basis. The Company has now adopted a costing method which recognizes costs as incurred. The accounting change has no effect on total-year costs or results.

## note 2 Discontinued Operations and Divestitures

### DISCONTINUED OPERATIONS

The results of Chiquita Processed Foods ("CPF"), several former Atlanta subsidiaries, Progressive Produce Corporation ("Progressive") and the Castellini group of companies ("Castellini"), all of which have been sold, are included as discontinued operations in the Consolidated Financial Statements for all periods presented in which they were owned.

In May 2003, the Company sold CPF to Seneca Foods Corporation for $110 million in cash and approximately 968,000 shares of Seneca preferred stock, convertible into an equal number of shares of Seneca Common Stock Class A, which was recorded at its estimated fair value of $13 million on the sale date. Seneca also assumed CPF debt, which was $61 million on the sale date. The Company recognized a $9 million gain on the transaction, and the gain is included in discontinued operations for 2003. CPF had income (loss) from operations of $(5) million during 2003 and $5 million during 2002.

In April 2003, the Company sold a port operation of Atlanta for approximately $10 million in cash, resulting in a gain of $3 million. Also in 2003, the Company sold or agreed to sell certain other Atlanta operations, including Atlanta fresh produce operations in Italy and France, for losses totaling $4 million. Goodwill write-offs included in these amounts were $5 million.

In January 2003, the Company sold Progressive, a California-based distributor of potatoes and onions, for approximately $7 million in cash. A $2 million gain on this sale was recognized in discontinued operations in the 2003 first quarter. During 2002, Progressive generated approximately $1 million of income from operations.

In December 2002, the Company sold its interest in Castellini, a wholesale produce distribution business in the midwestern United States, for approximately $45 million, consisting of $21 million in cash plus debt assumed by the buyer. The Company recognized a gain of $10 million on this transaction in discontinued operations in the fourth quarter of 2002. During 2002, Castellini generated income from operations of approximately $4 million.

Beginning with the 2003 third quarter, the Company revised its business segments (see Note 15). The financial information of the Atlanta operations, Progressive and Castellini were previously included in the old Fresh Produce business segment, and CPF was previously included in the old Processed Foods business segment. Their results are now included as discontinued operations in the Consolidated Financial Statements for all periods presented in which they were owned. Income (loss) from discontinued operations presented below includes interest expense on debt assumed by the buyers for amounts of $2 million for 2003, $4 million for the nine months ended December 31, 2002 and $2 million for the three months ended March 31, 2002.

Financial information for Castellini, Progressive, the Atlanta operations and CPF follows:

| | Reorganized Company | | | Predecessor Company |
|---|---|---|---|---|
| *(In thousands)* | Year Ended Dec. 31, 2004 | Year Ended Dec. 31, 2003 | Nine Months Ended Dec. 31, 2002 | Three Months Ended Mar. 31, 2002 |
| Net sales | $ – | $ 156,286 | $ 601,236 | $ 185,756 |
| Financial restructuring items | $ – | $ – | $ – | $ (63,481) |
| Income (loss) from operations | – | (6,161) | 9,994 | (125) |
| Gain on disposal | – | 9,504 | 9,823 | – |
| Income (loss) from discontinued operations | $ – | $ 3,343 | $ 19,817 | $ (63,606) |

| | December 31, | |
|---|---|---|
| *(In thousands)* | 2004 | 2003 |
| Assets of discontinued operations: | | |
| Current assets | $ – | $ 2,696 |
| Property, plant and equipment | – | 868 |
| Investments and other assets | – | 46 |
| | $ – | $ 3,610 |
| Liabilities of discontinued operations: | | |
| Current liabilities | $ – | $ 1,897 |
| | $ – | $ 1,897 |

### OTHER DIVESTITURES

#### Colombian Division

In June 2004, the Company sold its banana-producing and port operations in Colombia to Invesmar Ltd. ("Invesmar"), the holding company of C.I. Banacol S.A., a Colombian-based producer and exporter of bananas and other fresh products.

In exchange for these operations, the Company received, subject to certain post-closing adjustments, $28.5 million in cash; $15 million face amount of notes and deferred payments; and the assumption by the buyer of approximately $7 million of pension liabilities.

In connection with the sale, Chiquita entered into eight-year agreements to purchase bananas and pineapples from affiliates of the buyer. Under the banana purchase agreement, Chiquita will purchase approximately 11 million boxes of Colombian bananas per year at above-market prices. This resulted in a liability of $33 million at the sale date, which represents the estimated net present value of the above-market premium to be paid for the purchase of bananas over the term of the contract. Substantially all of this liability is included in "Other liabilities" in the Consolidated Balance Sheet. Under the pineapple purchase agreement, Chiquita will purchase approximately 2 million boxes of Costa Rican golden pineapples during the first year of the contract and 2.5 million boxes per year thereafter at below-market prices. This resulted in a receivable of $25 million at the sale date, which represents the estimated net present value of the discount to be received for the purchase of pineapples over the term of the contract. Substantially all of this receivable is included in "Investments and other assets, net" in the Consolidated Balance Sheet.

Also in connection with the sale, Chiquita agreed that, in the event that it becomes unable to perform its obligations under the banana purchase agreement due to a conflict with U.S. law, Chiquita will indemnify Invesmar primarily for the lost premium on the banana purchases or, alternatively, prior to June 2005, Chiquita will have the option to rescind the sale transaction and allow Invesmar to retain certain port assets in Colombia which had a carrying value of approximately $7 million at the sale date.

The net book value of the assets and liabilities transferred in the transaction was $36 million, primarily comprised of $25 million of property, plant and equipment; $19 million of growing crop inventory; $5 million of materials and supplies inventory; $6 million of deferred tax liabilities; and $7 million of pension liabilities. The Company recognized a before-tax loss of $9 million and an after-tax loss of $4 million on the transaction, which takes into account the net $8 million loss from the two long-term fruit purchase agreements.

#### Armuelles, Panama Division

In June 2003, the Company sold the assets of its Armuelles, Panama banana production division for $20 million to a worker cooperative. In connection with this transaction, the cooperative signed a 10-year banana supply contract. Sales proceeds included $15 million in cash financed by a Panamanian bank and $5 million from a loan provided by Chiquita. This loan is being repaid to the Company through an agreed-upon discount to the price per box during the initial years of the banana purchase contract. As part of the transaction, Chiquita paid $20 million in workers' severance and certain other liabilities of the Armuelles division, which were previously accrued. The Company recognized a gain of $21 million in the 2003 second quarter on the sale of Armuelles assets and settlement of its severance liabilities. Additionally, a $2 million gain was recognized in 2004 as a result of favorable resolution of contingencies.

#### Equity Method Investments

The Company recorded a net gain on the sale of equity method investments of $17 million in 2003 (see Note 8).

#### Other Asset Sales

During 2002, the Company sold five ships used in its business for $54 million, which approximated the carrying value of the ships. Proceeds from the sale were used to repay approximately $52 million of related debt.

## note 3 Earnings Per Share

Basic and diluted earnings per common share ("EPS") are calculated as follows:

| | Reorganized Company | | | Predecessor Company |
|---|---|---|---|---|
| *(In thousands)* | Year Ended Dec. 31, 2004 | Year Ended Dec. 31, 2003 | Nine Months Ended Dec. 31, 2002 | Three Months Ended Mar. 31, 2002 |
| Income (loss) from continuing operations before cumulative effect of a change in method of accounting | $ 55,402 | $ 95,863 | $ (6,622) | $ (189,694) |
| Discontinued operations | – | 3,343 | 19,817 | (63,606) |
| Income (loss) before cumulative effect of a change in method of accounting | 55,402 | 99,206 | 13,195 | (253,300) |
| Cumulative effect of a change in method of accounting for goodwill | – | – | – | (144,523) |
| Net income (loss) | $ 55,402 | $ 99,206 | $ 13,195 | $ (397,823) |
| Weighted average common shares outstanding (used to calculate basic EPS) | 40,694 | 39,989 | 39,967 | 78,273 |
| Stock options, warrants and other stock awards | 1,047 | 410 | – | – |
| Shares used to calculate diluted EPS | 41,741 | 40,399 | 39,967 | 78,273 |
| Basic net income (loss) per common share: | | | | |
| Continuing operations | $ 1.36 | $ 2.40 | $ (0.17) | $ (2.42) |
| Discontinued operations | – | 0.08 | 0.50 | (0.81) |
| Before cumulative effect of a change in method of accounting | 1.36 | 2.48 | 0.33 | (3.23) |
| Cumulative effect of a change in method of accounting for goodwill | – | – | – | (1.85) |
| Net income (loss) | $ 1.36 | $ 2.48 | $ 0.33 | $ (5.08) |
| Diluted net income (loss) per common share: | | | | |
| Continuing operations | $ 1.33 | $ 2.38 | $ (0.17) | $ (2.42) |
| Discontinued operations | – | 0.08 | 0.50 | (0.81) |
| Before cumulative effect of a change in method of accounting | 1.33 | 2.46 | 0.33 | (3.23) |
| Cumulative effect of a change in method of accounting for goodwill | – | – | – | (1.85) |
| Net income (loss) | $ 1.33 | $ 2.46 | $ 0.33 | $ (5.08) |

The earnings per share calculations for the Predecessor Company are based on shares of common stock outstanding prior to the Company's emergence from Chapter 11 proceedings on March 19, 2002. Upon emergence, these shares were cancelled and the Company issued 40 million shares of a new series of common stock ("Common Stock").

The assumed conversions to common stock of the Company's previously outstanding stock options, preferred stock and preference stock, and the Company's currently outstanding warrants, stock options and other stock awards, are excluded from the diluted EPS computations for periods in which these items, on an individual basis, have an anti-dilutive effect on diluted EPS. The Company's previously outstanding stock options and preferred and preference stock were all cancelled pursuant to the Company's Plan of Reorganization (see Note 16). In connection with and following the financial restructuring, new stock options, stock awards and warrants to purchase common stock were issued.

The Company discontinued payment of dividends on its preferred and preference stock in the fourth quarter of 2000, and accrued but unpaid dividends were cancelled as part of the Plan of Reorganization. These dividends were not deducted from net income to calculate EPS for the three months ended March 31, 2002 because of the Company's bankruptcy petition filing on November 28, 2001.

## note 4 Inventories

Inventories consist of the following:

| *(In thousands)* | December 31, 2004 | 2003 |
|---|---|---|
| Bananas | $ 35,757 | $ 41,635 |
| Other fresh produce | 14,226 | 10,135 |
| Processed food products | 8,870 | 7,592 |
| Growing crops | 80,882 | 91,456 |
| Materials, supplies and other | 47,338 | 43,150 |
| | $ 187,073 | $ 193,968 |

The carrying value of inventories valued by the LIFO method was approximately $87 million at December 31, 2004 and $113 million at December 31, 2003. At current costs, these inventories would have been approximately $7 million and $8 million higher than the LIFO values at December 31, 2004 and 2003, respectively.

## note 5 Property, Plant and Equipment

Property, plant and equipment consist of the following:

| *(In thousands)* | December 31, 2004 | 2003 |
|---|---|---|
| Land | $ 26,184 | $ 32,761 |
| Buildings and improvements | 142,022 | 143,756 |
| Machinery, equipment and other | 199,126 | 180,739 |
| Ships and containers | 173,473 | 173,834 |
| Cultivations | 46,910 | 50,824 |
| | 587,715 | 581,914 |
| Accumulated depreciation | (168,114) | (140,936) |
| | $ 419,601 | $ 440,978 |

## note 6 Leases

Total rental expense consists of the following:

| | Reorganized Company | | | Predecessor Company |
|---|---|---|---|---|
| *(In thousands)* | Year Ended Dec. 31, 2004 | Year Ended Dec. 31, 2003 | Nine Months Ended Dec. 31, 2002 | Three Months Ended Mar. 31, 2002 |
| Gross rentals | | | | |
| Ships and containers | $ 64,707 | $ 69,682 | $ 52,307 | $ 18,345 |
| Other | 30,874 | 28,317 | 14,711 | 4,990 |
| | 95,581 | 97,999 | 67,018 | 23,335 |
| Sublease rentals | (804) | (807) | (5,527) | (2,207) |
| | $ 94,777 | $ 97,192 | $ 61,491 | $ 21,128 |

In December 2002, the Company paid $14 million to exercise the purchase option on a ship that had previously been under an operating lease. In January 2003, the Company paid an additional $14 million to exercise the purchase option on another ship. No other purchase options exist on ships under operating leases.

Future minimum rental payments required under operating leases having initial or remaining non-cancelable lease terms in excess of one year at December 31, 2004 are as follows:

| (In thousands) | Ships and Containers | Other | Total |
|---|---|---|---|
| 2005 | $ 52,474 | $ 25,731 | $ 78,205 |
| 2006 | 38,165 | 22,572 | 60,737 |
| 2007 | 36,116 | 17,346 | 53,462 |
| 2008 | 648 | 14,333 | 14,981 |
| 2009 | 221 | 13,174 | 13,395 |
| Later years | 593 | 28,249 | 28,842 |

Portions of the minimum rental payments for ships constitute reimbursement for ship operating costs paid by the lessor.

## note 7 Acquisition of German Distributor

On March 27, 2003, the Company acquired the remaining equity interests in Scipio GmbH & Co., a German limited partnership that owns Atlanta AG and its subsidiaries (collectively, "Atlanta"). Atlanta is the primary distributor of Chiquita products in Germany and Austria and had been the Company's largest customer in Europe for many years. Prior to the acquisition, Atlanta was an investment accounted for under the equity method.

Starting with the second quarter of 2003, Atlanta's results were fully consolidated in Chiquita's financial statements. Compared to 2002, the acquisition of Atlanta increased the Company's 2004 and 2003 net sales by $1.2 billion and $828 million, respectively. In 2004, Atlanta's operating income was $7 million, which included $5 million of charges related to sales and write-downs of investments, severance and other costs. For the nine months ended December 31, 2003, Atlanta's operating loss was $8 million, which included $13 million of charges comprised of losses of $8 million on sales and write-downs of investments and $5 million of severance and other costs. The Atlanta losses on sales and write-downs of investments were non-cash charges that were expensed to cost of sales as incurred. Severance and other costs associated with the restructuring program were primarily included in selling, general and administrative expenses, and substantially all amounts expensed were paid in cash by the end of the respective year. Approximately two-thirds of the charges were associated with the Other Fresh Produce segment, and the remainder was related to the Banana segment. The Atlanta restructuring was substantially completed by the end of 2004.

Atlanta's first quarter 2003 net loss of $4 million, which was primarily due to severance costs and asset write-downs, was included in "Equity in earnings of investees" because Atlanta was an investment accounted for under the equity method prior to the March 27, 2003 acquisition. Atlanta's net income (loss) of $(14) million for the nine months ended December 31, 2002 and $0 for the three months ended March 31, 2002 were included in "Equity in earnings of investees." Atlanta's net loss for the nine months ended December 31, 2002 included $12 million of charges related to severance, asset write-downs and costs associated with the closure of poor performing units, and the disposal of non-core assets.

## note 8 Equity Method Investments

The following information relates to all Company investments accounted for using the equity method, including Atlanta through the date of its acquisition in March 2003 (see Note 7). Chiquita's share of the income (loss) of these affiliates, excluding gains and losses on the sales of the investments, was $11 million in 2004, $8 million in 2003, $(5) million in the nine months ended December 31, 2002 and $3 million in the three months ended March 31, 2002, and its investment in these companies totaled $42 million at December 31, 2004 and $30 million at December 31, 2003. The Company's share of undistributed earnings from equity method investments totaled $28 million at December 31, 2004 and $18 million at December 31, 2003. The Company's carrying value of equity method investments held at December 31, 2004 and December 31, 2003 was approximately $21 million less than the Company's proportionate share of the investees' underlying net assets. The amount associated with the property, plant and equipment of the underlying investees was not significant.

The Company recorded a net gain on the sale of equity method investments of $17 million in 2003, as a result of the following transactions:

- Sale of its 50% interest in Mundimar Ltd., a Honduran producer and distributor of palm-oil based products, for $21 million in cash, which resulted in a $7 million gain in the fourth quarter 2003;
- Reduction of the Company's ownership of Chiquita Brands South Pacific ("CBSP"), an Australian fresh produce distributor, to approximately 10% from approximately 28%. The Company received $14 million in cash from the sale of the shares and realized a $10 million gain on the sale in the third quarter 2003;
- Sale of its minority interest in Keelings Ltd., a fruit and vegetable distributor in Ireland, in exchange for 100% ownership of Keelings' banana subsidiaries in Scotland and England. This transaction resulted in a $1 million loss in the third quarter 2003;

- Sale of its minority interest in a small German fruit distributor in exchange for a ship and $1 million in cash, which resulted in a $3 million gain in the third quarter 2003; and
- Sale of its joint venture interest in The Packers of Indian River Ltd., a Florida citrus producer and packer, for $3 million in cash. The Company recognized a $2 million loss in the 2003 second quarter associated with this sale.

Because of the reduction in ownership of CBSP in 2003, the Company no longer has significant influence over the operating and financial policies of CBSP. As such, the Company no longer uses the equity method of accounting for this investment. These publicly-traded CBSP shares are considered "available-for-sale" securities under SFAS No. 115. Such securities are reported at fair value, with unrealized gains or losses excluded from net income and included in other comprehensive income. At December 31, 2004, the CBSP shares had a market value of $9 million.

FASB Interpretation No. 46, "Consolidation of Variable Interest Entities—an interpretation of ARB No. 51" was issued in January 2003. This interpretation addresses consolidation by business enterprises of variable interest entities. The interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiary. The Company's investment in a subsidiary in Chile ("Chiquita Chile"), a producer and distributor of non-banana fresh fruit, which was previously accounted for as an equity method investment, qualified for consolidation under the interpretation and, as a result, the Company began consolidating Chiquita Chile on July 1, 2003. The consolidation did not result in any change to the Company's equity. Chiquita Chile has approximately $50 million in annual sales, about 75% of which are made to other Chiquita subsidiaries. In February 2004, the Company acquired the remaining 40% ownership in Chiquita Chile for approximately $1 million.

The Company has investments in a number of companies (collectively, the "Chiquita-Unifrutti JV") that purchase and produce bananas and pineapples in the Philippines and market and distribute these products in Japan and other parts of Asia. The Chiquita-Unifrutti JV is 50%-owned by Chiquita. Following the 2003 dispositions described above, the investment in Chiquita-Unifrutti JV comprises the majority of the Company's equity method investment balance at December 31, 2004 and December 31, 2003.

Summarized unaudited financial information of the Chiquita-Unifrutti JV and other equity method investments owned by the Company at December 31, 2004 follows:

| | Reorganized Company | | | Predecessor Company |
|---|---|---|---|---|
| *(In thousands)* | Year Ended Dec. 31, 2004 | Year Ended Dec. 31, 2003 | Nine Months Ended Dec. 31, 2002 | Three Months Ended Mar. 31, 2002 |
| Revenue | $ 501,704 | $ 436,049 | $ 318,762 | $ 89,347 |
| Gross profit | 66,115 | 55,364 | 35,432 | 13,320 |
| Net income | 22,006 | 17,411 | 9,936 | 5,033 |

| | December 31, | |
|---|---|---|
| *(In thousands)* | 2004 | 2003 |
| Current assets | $ 102,720 | $ 77,882 |
| Total assets | 175,779 | 140,904 |
| Current liabilities | 41,647 | 30,100 |
| Total liabilities | 50,221 | 38,344 |

Sales by Chiquita to equity method investees were approximately $15 million in 2004, $120 million in 2003 and approximately $200 million for 2002. The decrease occurred as a result of the acquisition of Atlanta in March 2003. There were no purchases from equity method investees in 2004 and purchases were approximately $20 million for 2003. Receivable amounts from equity method investees were not significant at December 31, 2004 and 2003.

## note 9 Financial Instruments

The Company enters into contracts to hedge its risks associated with euro exchange rate movements, primarily to reduce the negative earnings impact that any significant decline in the value of the euro would have on the conversion of euro-based revenue into U.S. dollars. The Company primarily purchases put options to hedge this risk. Purchased put options, which require an upfront premium payment, can reduce the negative earnings impact on the Company of a future significant decline in the value of the euro, without limiting the benefit received from a stronger euro. The Company also enters into hedge contracts for fuel oil for its shipping operations, which permit it to lock in fuel purchase prices for up to two years and thereby minimize the volatility that changes in fuel prices could have on its operating results.

Currency hedging costs charged to the Consolidated Statement of Income were $30 million in 2004 and $38 million in 2003. These costs reduced the favorable impact of the exchange rate on U.S. dollar realizations of euro-denominated sales. At December 31, 2004, unrealized losses of $24 million on the Company's option contracts were included in "Accumulated other comprehensive income." Approximately $12 million of this amount is expected to be reclassified to net income during the next 12 months.

At December 31, 2004, the Company had euro-denominated put options which allow for conversion of approximately €390 million of sales in 2005 at rates ranging from $1.15 per euro to $1.33 per euro and approximately €320 million of sales in 2006 at rates ranging from $1.17 per euro to $1.21 per euro. The Company had 3.5% Rotterdam barge fuel oil forward contracts at December 31, 2004 that require conversion of approximately 195,000 metric tons of fuel oil in 2005 and 105,000 metric tons in 2006 at prices ranging from $145 to $175 per metric ton, and a combination of Singapore and New York Harbor fuel oil forward contracts that require conversion of approximately 40,000 metric tons of fuel oil in 2005 and 20,000 metric tons in 2006 at prices ranging from $160 to $205 per metric ton. At December 31, 2004, the fair value of the foreign currency option and fuel oil forward contracts was $6 million, $2 million of which was included in "Other current assets" and $4 million in "Investments and other assets, net." The fair value of the zero-cost collars at December 31, 2004 was included in "Accrued liabilities." During 2004, the change in the fair value of these contracts relating to hedge ineffectiveness was not significant.

The carrying values and estimated fair values of the Company's debt, fuel oil contracts and foreign currency option, forward, and zero-cost collar contracts are summarized below:

| | December 31, 2004 | | December 31, 2003 | |
|---|---|---|---|---|
| (Assets (liabilities), *in thousands*) | Carrying Value | Estimated Fair Value | Carrying Value | Estimated Fair Value |
| Parent company debt | | | | |
| 7½% Senior Notes | $ (250,000) | $ (253,000) | $ – | $ – |
| 10.56% Senior Notes | – | – | (250,000) | (280,000) |
| Subsidiary debt | (99,467) | (100,000) | (144,560) | (146,000) |
| Fuel oil forward contracts | 1,139 | 1,139 | 1,453 | 1,453 |
| Foreign currency option contracts | 4,836 | 4,836 | 1,590 | 1,590 |
| Foreign currency zero-cost collars | (681) | (681) | (20,917) | (20,917) |
| Foreign currency forward contracts | – | – | (6,245) | (6,245) |

The fair value of the Company's publicly-traded debt is based on quoted market prices. Fair values for the foreign currency forward, option and zero-cost collar contracts, and fuel oil contracts are based on estimated amounts that the Company would pay or receive upon termination of the contracts at December 31, 2004 and 2003. Fair value for other debt is estimated based on the current rates offered to the Company for debt of similar maturities.

The Company is exposed to credit risk on its hedging instruments in the event of nonperformance by counterparties. However, because the Company's hedging activities are transacted only with highly rated institutions, Chiquita does not anticipate nonperformance by any of these counterparties. Additionally, the Company has entered into agreements which limit its credit exposure to the amount of unrealized gains on the option, forward and zero-cost collar contracts. The Company does not require collateral from its counterparties.

Excluding the effect of the Company's foreign currency forward, option and zero-cost collar contracts, net foreign exchange gains (losses) were $8 million in 2004, $8 million in 2003, $24 million in the nine months ended December 31, 2002 and $(2) million in the three months ended March 31, 2002.

## note 10 Debt

Long-term debt consists of the following:

| | December 31, | |
|---|---|---|
| *(In thousands)* | 2004 | 2003 |
| **PARENT COMPANY** | | |
| 7½% Senior Notes, due 2014 | $ 250,000 | $ – |
| 10.56% Senior Notes, due 2009 | – | 250,000 |
| Long-term debt of parent company | $ 250,000 | $ 250,000 |
| **SUBSIDIARIES** | | |
| Loans secured by ships, due in installments from 2005 to 2010 –average effective interest rate of 4.9% (4.8% in 2003) | $ 82,617 | $ 108,436 |
| Loan secured by equity and assets of Atlanta–variable interest rate of 7.5% in 2003 | – | 9,798 |
| Loans secured by assets of Chiquita Chile subsidiary (see Note 8) maturing through 2008 –average interest rate of 4.6% (3.9% in 2003) | 1,041 | 16,123 |
| Other loans | 4,589 | 1,008 |
| Less current maturities | (22,981) | (38,875) |
| Long-term debt of subsidiaries | $ 65,266 | $ 96,490 |

Maturities on subsidiary long-term debt during the next five years are as follows:

| (In thousands) | |
|---|---|
| 2005 | $ 22,981 |
| 2006 | 23,978 |
| 2007 | 16,260 |
| 2008 | 7,889 |
| 2009 | 6,942 |

In September 2004, the Company issued $250 million principal amount of 7½% Senior Notes due 2014 for net proceeds of $246 million. The proceeds from the new offering, together with available cash, were used to fund a tender offer and consent solicitation for the Company's $250 million aggregate principal amount of 10.56% Senior Notes due 2009. The purchase price was $1,069.56 for each $1,000 principal amount of notes validly tendered and accepted for payment, plus accrued and unpaid interest. Furthermore, the Company paid $20 for each $1,000 principal amount of notes to holders who validly tendered their notes and delivered their consents to certain changes in the terms of the 10.56% Senior Notes prior to September 28, 2004. Approximately $209 million principal amount of 10.56% Senior Notes was validly tendered by the September 28 deadline. An additional $2 million principal amount was tendered prior to the October 12, 2004 tender offer deadline. On December 3, 2004, the remaining $39 million of 10.56% Senior Notes was redeemed. The redemption price was $1,075.36 per $1,000 principal amount of the notes, plus accrued and unpaid interest. As a result of the premiums associated with the repurchase of the entire $250 million of notes, the Company recognized a $22 million loss in the 2004 third quarter, which is included in "Other income (expense), net" on the Consolidated Statement of Income.

The indenture for the 7½% Senior Notes contains restrictions related to asset sales, incurrence of additional indebtedness, granting of liens, sale-leaseback transactions, investments and acquisitions, business activities, related-party transactions and the aggregate amount of restricted payments, including dividends and share/warrant repurchases, that the Company may make. The 7½% Senior Notes are callable on or after November 1, 2009 at 103.75% of face value declining to face value in 2012. In addition, before November 1, 2007, the Company may redeem up to 35% of these Notes at a redemption price of 107.5% of their principal amount plus accrued interest, using proceeds from sales of certain kinds of Company stock.

In January 2005, CBL obtained a new five-year $150 million secured credit facility (the "CBL facility"); the facility may be increased to $200 million under certain conditions. The CBL facility is a revolving line of credit, of which $50 million is available to issue letters of credit. A fee of approximately $1 million was paid to secure the CBL facility.

Substantially all U.S. assets of CBL and its subsidiaries (except for those of subsidiaries with their own credit facilities) are pledged to secure the CBL facility. The CBL facility is also secured by liens on CBL's trademarks as well as pledges of stock and guarantees by various subsidiaries worldwide. The CBL facility is guaranteed by CBII and secured by a pledge of CBL's equity. CBL must meet certain liquidity tests to distribute cash to CBII, other than for normal CBII overhead expenses. Because of these cash distribution restrictions from CBL to CBII, and because CBII currently has no source of cash except for distributions from CBL, certain liquidity tests must be met prior to payment of interest on the 7½% Senior Notes, common stock dividends to Chiquita shareholders or any Company repurchases of common stock after December 31, 2004 above $10 million. At December 31, 2004, distributions to CBII other than for normal overhead expenses, interest on the Company's existing Senior Notes, and $10 million of stock repurchases were limited to $42 million. The CBL facility also has covenants that require Chiquita and CBL to maintain certain financial ratios related to debt and fixed charge coverage; maintain a minimum CBII shareholders' equity; limit capital expenditures, investments, additional indebtedness, liens and guarantees; and restrict certain corporate changes, affiliate transactions and sale and leaseback transactions.

Initially, interest on the CBL facility is based on the prevailing LIBOR rates plus 1.5% or the bank corporate base rate plus 0.25%, at CBL's option. The margins will be adjusted quarterly based on CBL's leverage ratio. The LIBOR margin can range from 1.25% to 2.5% and the bank corporate base rate margin can range from 0% to 1.25%.

The Company allowed the previous bank credit facility of CBL to expire in June 2004. There had been no outstanding borrowings under the revolving credit line since May 2003, and all term loans under the facility had been repaid in full in March 2004. Upon expiration of this facility, the Company entered into an agreement with Wells Fargo Bank to issue up to $15 million of letters of credit. At December 31, 2004, letters of credit for $8 million were issued ($9 million at December 31, 2003 under the previous CBL facility). These letters of credit were transferred to the CBL facility in January 2005.

The Company's loans secured by its shipping assets are comprised of the following: (i) $31 million are U.S. dollar denominated with variable rates based on prevailing LIBOR rates; (ii) $26 million are U.S. dollar denominated with average fixed rates of 5.4%; and (iii) the remaining $26 million are euro or British pound denominated with average fixed interest rates of 5.8%. These loans have covenants requiring the Company's shipping entity, Great White Fleet Ltd., to maintain minimum equity levels.

In June 2004, the Company refinanced a bank loan of its Chiquita Chile subsidiary in the amount of $13 million. In December 2004, the Company pre-paid this bank loan in full.

In June 2004, a subsidiary of the Company entered into a €17 million committed credit line for bank guarantees to be used primarily to guarantee the Company's payments for licenses used to import bananas into European Union countries. This line is in addition to the Company's existing €25 million uncommitted credit line for bank guarantees. At December 31, 2004, the bank counterparties had provided €29 million of guarantees under these lines.

The Company also borrows funds on a short-term basis. The average interest rates for all short-term notes and loans payable outstanding were 3.9% at December 31, 2004 and 4.5% at December 31, 2003.

Cash payments relating to interest expense were $42 million in 2004, $43 million in 2003, $24 million for the nine months ended December 31, 2002 and $7 million for the three months ended March 31, 2002.

## note 11 Pension and Severance Benefits

The Company and its subsidiaries have several defined benefit and defined contribution pension plans covering domestic and foreign employees and have severance plans covering Central and South American employees. Pension plans covering eligible salaried and hourly employees and Central and South American severance plans for all employees call for benefits to be based upon years of service and compensation rates. The Company uses a December 31 measurement date for all of its plans.

Pension and severance expense expense consists of the following:

| | Domestic Plans | | | |
|---|---|---|---|---|
| | Reorganized Company | | | Predecessor Company |
| (In thousands) | Year Ended Dec. 31, 2004 | Year Ended Dec. 31, 2003 | Nine Months Ended Dec. 31, 2002 | Three Months Ended Mar. 31, 2002 |
| Defined benefit and severance plans: | | | | |
| Service cost | $ 431 | $ 339 | $ 296 | $ 140 |
| Interest on projected benefit obligation | 1,529 | 1,551 | 1,161 | 406 |
| Expected return on plan assets | (1,622) | (1,590) | (1,150) | (386) |
| Recognized actuarial loss | 133 | – | – | 143 |
| Amortization of transition obligation | – | – | – | 24 |
| Amortization of prior service cost | – | – | – | (26) |
| | 471 | 300 | 307 | 301 |
| Defined contribution plans | 2,803 | 2,700 | 2,106 | 859 |
| Total pension and severance plan expense | $ 3,274 | $ 3,000 | $ 2,413 | $ 1,160 |

| | Foreign Plans | | | |
|---|---|---|---|---|
| | Reorganized Company | | | Predecessor Company |
| (In thousands) | Year Ended Dec. 31, 2004 | Year Ended Dec. 31, 2003 | Nine Months Ended Dec. 31, 2002 | Three Months Ended Mar. 31, 2002 |
| Defined benefit and severance plans: | | | | |
| Service cost | $ 4,341 | $ 4,027 | $ 2,754 | $ 1,021 |
| Interest on projected benefit obligation | 4,562 | 5,779 | 4,476 | 1,802 |
| Expected return on plan assets | (384) | (762) | (151) | (44) |
| Recognized actuarial (gain) loss | 1,567 | (718) | (417) | 921 |
| Amortization of transition obligation | – | – | – | 92 |
| Amortization of prior service cost | 717 | 551 | – | 449 |
| | 10,803 | 8,877 | 6,662 | 4,241 |
| Curtailment gain | - | (4,943) | – | – |
| Settlement gain | (573) | (3,010) | – | – |
| | 10,230 | 924 | 6,662 | 4,241 |
| Defined contribution plans | 384 | 466 | 363 | 133 |
| Total pension and severance plan expense | $ 10,614 | $ 1,390 | $ 7,025 | $ 4,374 |

The Company's pension and severance benefit obligations relate primarily to Central and South American benefits which, in accordance with local government regulations, are generally not funded until benefits are paid. Domestic pension plans are funded in accordance with the requirements of the Employee Retirement Income Security Act.

Financial information with respect to the Company's foreign and domestic defined benefit pension and severance plans is as follows:

| | Domestic Plans | |
|---|---|---|
| | Year Ended December 31, | |
| *(In thousands)* | 2004 | 2003 |
| Fair value of plan assets at beginning of year | $ 21,518 | $ 17,863 |
| Actual return on plan assets | 1,610 | 4,010 |
| Employer contributions | 614 | 1,458 |
| Benefits paid | (1,876) | (1,813) |
| Fair value of plan assets at end of year | $ 21,866 | $ 21,518 |
| Projected benefit obligation at beginning of year | $ 25,702 | $ 24,083 |
| Service and interest cost | 1,960 | 1,890 |
| Actuarial loss | 1,369 | 1,542 |
| Benefits paid | (1,876) | (1,813) |
| Projected benefit obligation at end of year | $ 27,155 | $ 25,702 |
| Plan assets less than projected benefit obligation | $ (5,289) | $ (4,184) |
| Unrecognized actuarial loss | 3,698 | 2,450 |
| Adjustment to recognize minimum pension and severance liability | (3,329) | (2,128) |
| Accrued pension and severance plan liability | $ (4,920) | $ (3,862) |

| | Foreign Plans | |
|---|---|---|
| | Year Ended December 31, | |
| *(In thousands)* | 2004 | 2003 |
| Fair value of plan assets at beginning of year | $ 9,470 | $ 4,817 |
| Actual return on plan assets | 251 | 723 |
| Employer contributions | 12,409 | 27,891 |
| Benefits paid | (12,923) | (30,252) |
| Foreign exchange | 469 | 901 |
| Acquisition of Atlanta | – | 5,390 |
| Fair value of plan assets at end of year | $ 9,676 | $ 9,470 |
| Projected benefit obligation at beginning of year | $ 61,030 | $ 69,163 |
| Service and interest cost | 8,903 | 9,806 |
| Actuarial loss | 3,060 | 1,023 |
| Benefits paid | (12,923) | (30,252) |
| Amendments | 2,249 | 2,202 |
| Curtailment gain | – | (4,943) |
| Foreign exchange | 1,355 | 2,018 |
| Sale of Colombian division | (8,414) | – |
| Acquisition of Atlanta | – | 12,013 |
| Projected benefit obligation at end of year | $ 55,260 | $ 61,030 |
| Plan assets less than projected benefit obligation | $ (45,584) | $ (51,560) |
| Unrecognized actuarial gain | (1,446) | (2,013) |
| Unrecognized prior service cost | 3,183 | 1,651 |
| Adjustment to recognize minimum pension and severance liability | (5,663) | (4,383) |
| Accrued pension and severance plan liability | $ (49,510) | $ (56,305) |

The accumulated benefit obligation was $76 million and $80 million as of December 31, 2004 and December 31, 2003, respectively.

In June 2004, the Company sold its banana-producing and port operations in Colombia (see Note 2). As part of the sale, the buyer assumed approximately $7 million of pension liabilities.

In connection with the sale of the Armuelles banana production division in 2003 (see Note 2), the Company paid severance amounts of $17 million to the workers of this division, and recognized curtailment and settlement gains of $7 million, which were included in the $21 million gain on sale of Armuelles division in the Consolidated Statement of Income.

The following weighted-average assumptions were used to determine the projected benefit obligations for the Company's domestic pension plans and foreign pension and severance plans:

| | Domestic Plans | | Foreign Plans | |
|---|---|---|---|---|
| | Dec. 31, 2004 | Dec. 31, 2003 | Dec. 31, 2004 | Dec. 31, 2003 |
| Discount rate | 5.75% | 6.00% | 8.25% | 8.00% |
| Long-term rate of compensation increase | 5.00% | 5.00% | 4.50% | 4.75% |
| Long-term rate of return on plan assets | 8.00% | 8.00% | 4.00% | 4.00% |

The Company's long-term rate of return on plan assets is based on the strategic asset allocation and future expected returns on plan assets.

The weighted-average asset allocations of the Company's domestic pension plans and foreign pension and severance plans by asset category are as follows:

| | Domestic Plans | | Foreign Plans | |
|---|---|---|---|---|
| | Dec. 31, 2004 | Dec. 31, 2003 | Dec. 31, 2004 | Dec. 31, 2003 |
| **ASSET CATEGORY** | | | | |
| Equity securities | 73% | 74% | – | – |
| Fixed income securities | 24% | 24% | 67% | 67% |
| Cash and equivalents | 3% | 2% | 33% | 33% |

The primary investment objective for the domestic plan's fund is preservation of capital with a reasonable amount of long-term growth and income without undue exposure to risk. This is provided by a balanced strategy using fixed income, equities and cash equivalents. The target allocation of the overall fund is 70% equities and 30% fixed income. The cash position is maintained at a level sufficient to provide for the liquidity needs of the fund.

For the funds covering the foreign plans, the asset allocations are primarily mandated by the applicable governments, with an investment objective of minimal risk exposure.

The Company expects to contribute $1 million to its domestic pension plans and $9 million to its foreign pension and severance plans in 2005.

Expected benefit payments for the Company's domestic pension plans and foreign pension and severance plans are as follows:

| *(In thousands)* | Domestic Plans | Foreign Plans |
|---|---|---|
| 2005 | $ 2,006 | $ 9,553 |
| 2006 | 2,033 | 8,701 |
| 2007 | 2,050 | 8,187 |
| 2008 | 2,056 | 7,857 |
| 2009 | 2,058 | 7,734 |
| 2010–2014 | 10,159 | 43,785 |

## note 12 Stock-Based Compensation

In accordance with the Plan of Reorganization (see Note 16), in March 2002, the Company's then-existing stock option and incentive plans and all options and awards issued thereunder were cancelled upon emergence from Chapter 11 bankruptcy. The Company adopted a new stock option plan, under which the Company may issue up to an aggregate of 5.9 million shares of Common Stock as stock options, stock awards (including restricted stock awards), performance awards and stock appreciation rights ("SARs"). The options may be granted to directors, officers, and other key employees and consultants to purchase shares of Common Stock at fair market value at the date of the grant. Under the stock option plan, options for approximately 3.5 million shares were outstanding at December 31, 2004. Additionally, 27,000 SARs granted to certain non-U.S. employees were outstanding at year-end. In addition to the options and SARs granted under the plan, the table below also includes an inducement stock option grant for 325,000 shares made to the Company's new chief executive officer in January 2004 in accordance with New York Stock Exchange rules. These options and SARs generally vest over four years and are exercisable for a period not in excess of 10 years.

A summary of the activity and related information for the Company's stock options follows:

| (In thousands, except per share amounts) | 2004 Shares | 2004 Weighted Average Exercise Price | 2003 Shares | 2003 Weighted Average Exercise Price |
|---|---|---|---|---|
| Under option at beginning of year | 4,326 | $ 16.47 | 4,303 | $ 16.83 |
| Options granted | 335 | 23.17 | 391 | 12.94 |
| Options exercised | (649) | 15.57 | (112) | 16.95 |
| Options forfeited or expired | (229) | 16.74 | (256) | 16.92 |
| Under option at end of year | 3,783 | $ 17.20 | 4,326 | $ 16.47 |
| Options exercisable at end of year | 1,987 | $ 16.67 | 1,315 | $ 16.78 |
| Shares available for future grants | 841 | | 1,209 | |

Options outstanding as of December 31, 2004 had a weighted average remaining contractual life of 7.5 years at December 31, 2004 and had exercise prices ranging from $10.73 to $23.43. The following table summarizes further information on the range of exercise prices:

| | Options Outstanding | | |
|---|---|---|---|
| (In thousands, except per share amounts) | Shares | Weighted Average Exercise Price | Weighted Average Remaining Life |
| Exercise Price | | | |
| $10.73–$13.00 | 128 | $ 11.44 | 8 years |
| 13.01–16.91 | 288 | 15.39 | 8 years |
| 16.92–16.97 | 3,001 | 16.95 | 7 years |
| 16.98–23.43 | 366 | 22.73 | 9 years |

The estimated weighted average fair value per option share granted was $12.47 for 2004 and $6.89 for 2003 using a Black-Scholes option pricing model based on market prices and the following assumptions at the date of option grant: weighted average risk-free interest rates of 3.0% for 2004 and 2.8% for 2003, dividend yield of 0% for 2004 and 2003, volatility factor for the Company's Common Stock price of 60% for 2004 and 2003, and a weighted average expected life of five years for 2004 and 2003 for options not forfeited.

Effective January 1, 2003, the Company began recognizing stock option expense in its results of operations for stock options granted after December 31, 2002. Prior to January 1, 2003, the Company accounted for stock options in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." With respect to SARs, the Company records expense over the life of the SARs to the extent that the price of the underlying stock is greater than the stated price of the SAR. In 2004, the expense was not significant as the closing price of the underlying stock at December 31, 2004 was not significantly different from the 2003 closing price. During 2003, $773,000 of expense was recorded for the SARs.

Restricted stock awards for approximately 600,000 shares were granted to employees and directors during 2004. The number of awards granted during 2003 was not significant. These awards generally vest over 1–4 years, and the fair value of the awards at the grant date is expensed over the vesting period.

## note 13 Shareholders' Equity

In accordance with the Company's Plan of Reorganization (see Note 16), all previously outstanding preferred, preference and common stock of the Predecessor Company was cancelled. In accordance with the Plan, the Company's Certificate of Incorporation was amended to authorize 20 million shares of preferred stock and 150 million shares of new Common Stock; and 40 million shares of new Common Stock were issued. In addition, pursuant to the Plan, the Company issued warrants representing the right to purchase 13.3 million shares of new Common Stock. The warrants have an exercise price of $19.23 per share and are exercisable through March 19, 2009. The warrants, valued at $41 million for purposes of the Plan of Reorganization, are included in capital surplus at December 31, 2004 and 2003.

At December 31, 2004, shares of new Common Stock were reserved for the following purposes:

| | |
|---|---|
| Issuance upon exercise of stock options and other stock awards (see Note 12) | 5.1 million |
| Issuance upon exercise of warrants | 13.3 million |

The Company's shareholders' equity includes accumulated other comprehensive income at December 31, 2004 comprised of unrealized losses on derivatives of $24 million, unrealized translation gains of $56 million, a $7 million adjustment to increase the fair value of a cost investment and a minimum pension liability adjustment of $8 million. The accumulated other comprehensive income balance at December 31, 2003 includes unrealized losses on derivatives of $29 million, unrealized translation gains of $40 million, a $7 million adjustment to increase the fair value of a cost investment and a minimum pension liability adjustment of $4 million.

In the fourth quarter of 2004, Chiquita announced the initiation of a quarterly cash dividend of $.10 per share on the Company's outstanding shares of common stock. The first dividend was paid on January 17, 2005 to shareholders of record as of the close of business on January 3, 2005. While Chiquita intends to pay regular quarterly dividends for the foreseeable future, all future dividends will be reviewed quarterly and require declaration by the board of directors.

Chiquita has also authorized a common stock and warrant repurchase program of up to $20 million by the end of 2005. Under the program, the Company purchased approximately $10 million of its shares of common stock through December 31, 2004 (approximately 517,000 shares at an average price of $18.62 per share). The securities may be purchased on the open market or in privately negotiated transactions. The amounts and times of purchases are based on prevailing market conditions.

## note 14 Income Taxes

Income taxes related to continuing operations consist of the following:

| *(In thousands)* | U.S. Federal | U.S. State | Foreign | Total |
|---|---|---|---|---|
| **REORGANIZED COMPANY** | | | | |
| **2004** | | | | |
| Current tax expense (benefit) | $ (1,057) | $ 692 | $ 11,299 | $ 10,934 |
| Deferred tax expense (benefit) | – | 107 | (5,641) | (5,534) |
| | $ (1,057) | $ 799 | $ 5,658 | $ 5,400 |
| **2003** | | | | |
| Current tax expense | $ 255 | $ 1,459 | $ 4,651 | $ 6,365 |
| Deferred tax expense (benefit) | – | 919 | (1,984) | (1,065) |
| | $ 255 | $ 2,378 | $ 2,667 | $ 5,300 |
| **Nine months ended December 31, 2002** | | | | |
| Current tax expense | $ 1,380 | $ 165 | $ 3,062 | $ 4,607 |
| Deferred tax expense (benefit) | – | 224 | (31) | 193 |
| | $ 1,380 | $ 389 | $ 3,031 | $ 4,800 |
| **PREDECESSOR COMPANY** | | | | |
| **Three months ended March 31, 2002** | | | | |
| Current tax expense (benefit) | $ (855) | $ 132 | $ 1,864 | $ 1,141 |
| Deferred tax benefit | – | – | (141) | (141) |
| | $ (855) | $ 132 | $ 1,723 | $ 1,000 |

Income tax expense related to continuing operations differs from income taxes computed at the U.S. federal statutory rate for the following reasons:

| | Reorganized Company | | | Predecessor Company |
|---|---|---|---|---|
| *(In thousands)* | Year Ended Dec. 31, 2004 | Year Ended Dec. 31, 2003 | Nine Months Ended Dec. 31, 2002 | Three Months Ended Mar. 31, 2002 |
| Income tax expense (benefit) computed at U.S. federal statutory rate | $ 21,281 | $ 35,407 | $ (638) | $ (66,043) |
| State income taxes, net of federal benefit | 519 | 1,546 | 236 | 86 |
| Impact of foreign operations | (56,468) | (34,646) | (18,143) | (4,579) |
| Fresh start adjustment | – | – | – | 53,996 |
| Change in valuation allowance | 48,782 | (3,166) | 9,401 | 9,592 |
| Benefit from sale of Colombian division | (5,700) | – | – | – |
| Change in tax attributes | (6,253) | 1,675 | 9,641 | 7,319 |
| Other | 3,239 | 4,484 | 4,303 | 629 |
| Income tax expense | $ 5,400 | $ 5,300 | $ 4,800 | $ 1,000 |

The components of deferred income taxes included on the balance sheet are as follows:

| *(In thousands)* | December 31, 2004 | 2003 |
|---|---|---|
| Deferred tax benefits | | |
| Net operating loss carryforwards | $ 186,137 | $ 129,281 |
| Other tax carryforwards | 318 | 445 |
| Employee benefits | 16,365 | 16,211 |
| Accrued expenses | 7,713 | 11,117 |
| Depreciation | 43,125 | 48,918 |
| Investments | 8,308 | 9,608 |
| Other | 4,665 | 1,530 |
| | 266,631 | 217,110 |
| Deferred tax liabilities | | |
| Growing crops | (21,107) | (26,270) |
| Trademark | (74,912) | (74,912) |
| Other | (8,290) | (7,021) |
| | (104,309) | (108,203) |
| | 162,322 | 108,907 |
| Valuation allowance | (170,847) | (122,966) |
| Net deferred tax liability | $ (8,525) | $ (14,059) |

U.S. net operating loss carryforwards ("NOLs") were $273 million as of December 31, 2004 and $162 million as of December 31, 2003. The U.S. NOLs existing at December 31, 2004 will expire between 2017 and 2025. Foreign NOLs were $283 million in 2004 and $230 million in 2003. $183 million of the foreign NOLs existing at December 31, 2004 will expire between 2005 and 2013. The remaining $100 million of NOLs existing at December 31, 2004 has an indefinite life carryforward period.

A valuation allowance has been established against the deferred tax assets described above due to the Company's history of tax losses in specific tax jurisdictions as well as the fact that the deferred tax assets are subject to challenge under audit.

The change in the valuation allowance of $48 million reflected in the above table results primarily from the following items: (i) $29 million increase due to U.S. NOLs that were generated during the current year, (ii) $12 million increase related to foreign NOLs that were generated during the current year, and (iii) $6 million increase due to additional 2003 U.S. NOLs.

Income (loss) before taxes attributable to foreign operations was $173 million in 2004, $118 million in 2003, $86 million for the nine months ended December 31, 2002 and $(345) million for the three months ended March 31, 2002. Undistributed earnings of foreign subsidiaries, approximately $854 million at December 31, 2004, have been permanently reinvested in foreign operating assets. Accordingly, no provision for U.S. federal and state income taxes has been provided on these earnings.

Cash payments for income taxes were $13 million in 2004, $8 million in 2003, $4 million for the nine months ended December 31, 2002 and $1 million for the three months ended March 31, 2002.

Income tax expense (benefit) associated with discontinued operations was $0 in 2004, $600,000 in 2003, $(400,000) for the nine months ended December 31, 2002 and $0 for the three months ended March 31, 2002. No income tax expense is associated with the cumulative effect of a change in method of accounting, or any of the items included in other comprehensive income.

## note 15 Segment Information

The Company's Banana segment includes the sourcing (production and purchase), transportation, marketing and distribution of bananas, including those marketed by Atlanta. The Company's Other Fresh Produce segment includes the sourcing, marketing and distribution of fresh fruits and vegetables other than bananas. Generally, Chiquita does not grow the non-banana fresh produce sold, but rather sources it from independent growers. Chiquita's Other Fresh Produce business increased substantially with the March 2003 acquisition of Atlanta (see Note 7), which has annual sales of approximately $900 million in non-banana fresh produce. The Other Fresh Produce segment also includes Chiquita's new fresh-cut fruit business. Remaining operations, which are reported in "Other," consist of processed fruit ingredient products, which are produced in Latin America and sold in other parts of the world, and other consumer packaged goods. The Company evaluates the performance of its business segments based on operating income. Intercompany transactions between segments are eliminated.

Financial information for each segment follows:

| (In thousands) | Bananas | Other Fresh Produce | Other | Consolidated |
|---|---|---|---|---|
| **REORGANIZED COMPANY** | | | | |
| **2004** | | | | |
| Net sales | $ 1,714,537 | $ 1,298,205 | $ 58,714 | $ 3,071,456 |
| Segment operating income (loss) | 122,739 | (12,982) | 3,190 | 112,947 |
| Depreciation | 32,850 | 8,086 | 647 | 41,583 |
| Equity in earnings of investees[1] | 9,754 | 1,420 | (1) | 11,173 |
| Total assets[2] | 1,324,579 | 429,291 | 26,168 | 1,780,038 |
| Investment in equity affiliates[1] | 32,302 | 8,225 | 1,046 | 41,573 |
| Expenditures for long-lived assets | 40,135 | 7,305 | 1,529 | 48,969 |
| Net operating assets | 797,626 | 227,735 | 20,139 | 1,045,500 |
| **2003** | | | | |
| Net sales | $ 1,579,900 | $ 979,245 | $ 54,403 | $ 2,613,548 |
| Segment operating income (loss) | 132,618 | (3,868) | 11,636 | 140,386 |
| Depreciation | 30,341 | 5,983 | 499 | 36,823 |
| Equity in earnings of investees[1] | 6,502 | (2,006) | 3,064 | 7,560 |
| Total assets[2] | 1,285,027 | 394,880 | 23,202 | 1,703,109 |
| Investment in equity affiliates[1] | 22,152 | 6,982 | 1,047 | 30,181 |
| Expenditures for long-lived assets | 39,075 | 11,136 | 833 | 51,044 |
| Net operating assets | 787,549 | 211,181 | 17,167 | 1,015,897 |
| **For the nine months ended Dec. 31, 2002** | | | | |
| Net sales | $ 989,214 | $ 120,228 | $ 30,582 | $ 1,140,024 |
| Segment operating income (loss) | 43,323 | (20,408) | 2,586 | 25,501 |
| Depreciation | 21,704 | 356 | 389 | 22,449 |
| Equity in earnings of investees[1] | 1,679 | (8,843) | 1,939 | (5,225) |
| Expenditures for long-lived assets | 32,007 | 2,282 | 170 | 34,459 |
| **PREDECESSOR COMPANY** | | | | |
| **For the three months ended March 31, 2002** | | | | |
| Net sales | $ 351,830 | $ 86,251 | $ 8,065 | $ 446,146 |
| Segment operating income | 38,059 | 1,768 | 751 | 40,578 |
| Depreciation | 16,425 | 120 | 332 | 16,877 |
| Equity in earnings of investees[1] | 2,051 | 899 | 364 | 3,314 |
| Expenditures for long-lived assets | 2,330 | 133 | 98 | 2,561 |

*1 See Note 8 for further information related to investments in and income from equity method investments.*

*2 At December 31, 2004 and December 31, 2003, goodwill of $31 million and $29 million, respectively, are allocated to the Other Fresh Produce segment and $15 million and $14 million, respectively, are allocated to the Banana segment.*

The reconciliation of Consolidated Balance Sheet total assets to amounts in the segment reporting table above follows:

| (In thousands) | December 31, 2004 | December 31, 2003 |
|---|---|---|
| Total assets per the Consolidated Balance Sheet | $ 1,780,038 | $ 1,706,719 |
| Less assets of discontinued operations | – | (3,610) |
| Total assets per the segment reporting table | $ 1,780,038 | $ 1,703,109 |

The reconciliation of Consolidated Statement of Cash Flow captions to expenditures for long-lived assets follows:

| (In thousands) | Reorganized Company | | | Predecessor Company |
|---|---|---|---|---|
| | Year Ended Dec. 31, 2004 | Year Ended Dec. 31, 2003 | Nine Months Ended Dec. 31, 2002 | Three Months Ended Mar. 31, 2002 |
| Per Consolidated Statement of Cash Flow: | | | | |
| Capital expenditures | $ 43,442 | $ 51,044 | $ 31,925 | $ 2,561 |
| Long-term investments | 5,527 | – | 2,534 | – |
| Expenditures for long-lived assets | $ 48,969 | $ 51,044 | $ 34,459 | $ 2,561 |

The reconciliation of the Consolidated Balance Sheet total assets to net operating assets follows:

| (In thousands) | December 31, 2004 | 2003 |
|---|---|---|
| Total assets | $ 1,780,038 | $ 1,706,719 |
| Less: | | |
| Cash | (142,791) | (134,296) |
| Assets of discontinued operations | – | (3,610) |
| Accounts payable | (321,296) | (264,373) |
| Accrued liabilities | (107,037) | (144,230) |
| Accrued pension and other employee benefits | (78,190) | (81,899) |
| Other liabilities | (85,224) | (62,414) |
| Net operating assets | $ 1,045,500 | $ 1,015,897 |

Financial information by geographic area is as follows:

| (In thousands) | Reorganized Company | | | Predecessor Company |
|---|---|---|---|---|
| | Year Ended Dec. 31, 2004 | Year Ended Dec. 31, 2003 | Nine Months Ended Dec. 31, 2002 | Three Months Ended Mar. 31, 2002 |
| Net sales | | | | |
| United States | $ 715,846 | $ 702,854 | $ 459,060 | $ 203,083 |
| Italy | 214,301 | 181,850 | 106,505 | 34,746 |
| Germany | 1,090,381 | 824,618 | 115,927 | 38,642 |
| Other international | 1,050,928 | 904,226 | 458,532 | 169,675 |
| | $ 3,071,456 | $ 2,613,548 | $ 1,140,024 | $ 446,146 |

| (In thousands) | December 31, 2004 | 2003 |
|---|---|---|
| Long-lived assets | | |
| United States | $ 290,061 | $ 272,186 |
| Central and South America | 143,255 | 139,674 |
| Germany | 147,956 | 150,149 |
| Other international | 263,381 | 250,407 |
| Shipping operations | 141,634 | 152,743 |
| | $ 986,287 | $ 965,159 |

The Company's products are sold throughout the world and its principal production and processing operations are conducted in Central and South America. Chiquita's earnings are heavily dependent upon products grown and purchased in Central and South America. These activities, a significant factor in the economies of the countries where Chiquita produces bananas and related products, are subject to the risks that are inherent in operating in such foreign countries, including government regulation, currency restrictions and other restraints, risk of expropriation, risk of political instability and burdensome taxes. Certain of these operations are substantially dependent upon leases and other agreements with these governments.

The Company is also subject to a variety of government regulations in most countries where it markets bananas and other fresh products, including health, food safety and customs requirements, import quotas and tariffs, currency exchange controls and taxes.

## note 16 Parent Company Debt Restructuring

On March 19, 2002, CBII, a parent holding company without business operations of its own, completed its financial restructuring when its pre-arranged Plan of Reorganization under Chapter 11 of the U.S. Bankruptcy Code became effective.

Pursuant to the Plan, on March 19, 2002, $861 million of the Predecessor Company's outstanding senior notes and subordinated debentures ("Old Notes") and $102 million of accrued and unpaid interest thereon were exchanged for $250 million of 10.56% Senior Notes due 2009 ("Senior Notes") and 95.5% (38.2 million shares) of new Common Stock. Previously outstanding preferred, preference and common stock of the Predecessor Company was exchanged for 2% (0.8 million shares) of the new Common Stock as well as 7-year warrants, exercisable at $19.23 per share, to purchase up to 13.3 million additional shares of new Common Stock. In addition, as part of a management incentive program, certain executives were granted rights to receive 2.5% (1 million shares) of the new Common Stock. At December 31, 2004, 939,541 of these shares had been issued and 60,459 shares had been surrendered in satisfaction of tax withholding obligations.

The Company's emergence from Chapter 11 bankruptcy proceedings on March 19, 2002 resulted in a new reporting entity and adoption of fresh start reporting in accordance with Statement of Position ("SOP") No. 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code." The Consolidated Financial Statements as of and for the quarter ended March 31, 2002 reflect reorganization adjustments for the discharge of debt and adoption of fresh start reporting. Accordingly, the estimated reorganization value of the Company of $1,280 million, which served as the basis for the Plan approved by the bankruptcy court, was used to determine the equity value allocated to the assets and liabilities of the Reorganized Company in proportion to their relative fair values in conformity with Statement of Financial Accounting Standards No. 141, "Business Combinations." This reorganization value of $1,280 million is before consideration of indebtedness of the Company.

Financial restructuring items for the quarter ended March 31, 2002, totaling a net charge of $286 million, resulted from the following:

- Exchange of Old Notes and accrued interest for 95.5% of the new Common Stock and $250 million of Senior Notes, resulting in a gain of $154 million;
- Reduction of property, plant and equipment carrying values by $491 million, including $320 million relating to the Company's tropical farm assets and $158 million relating to the Company's shipping vessels;
- Reduction of long-term operating investments and other asset carrying values by $182 million;
- Increase in the carrying value of the Chiquita trademark of $375 million;
- Increase of $33 million in accrued pension and other employee benefits primarily associated with tropical pension/severance obligations;
- Increase in other liabilities of $16 million for unfavorable lease obligations;
- Reorganization costs of $30 million in the first quarter of 2002 primarily associated with professional fees and grants of new Common Stock to certain executives as part of the Chapter 11 restructuring agreement. Cash payments in the first quarter of 2002 associated with reorganization costs were $13 million; and
- Reduction of $63 million in long-term assets of subsidiaries that were subsequently classified as discontinued operations.

The fresh start adjustments to the carrying values of the Company's assets and liabilities were based upon the work of outside appraisers, actuaries and financial consultants, as well as internal valuation estimates using discounted cash flow analyses, to determine the relative fair values of the Company's assets and liabilities.

## note 17 Litigation

In April 2003, the Company's management and audit committee, in consultation with the board of directors, voluntarily disclosed to the U.S. Department of Justice ("Justice Department") that the Company's banana-producing subsidiary in Colombia, which was sold in June 2004, had been forced to make "protection" payments to certain groups in that country which have been designated under United States law as foreign terrorist organizations. The Company's sole reason for submitting to these payment demands had been to protect its employees from the risks to their safety if the payments were not made. The voluntary disclosure to the Justice Department was made because the Company's management became aware that these groups had been designated as foreign terrorist organizations under a U.S. statute that makes it a crime to support such an organization. The Company requested the Justice Department's guidance. Following the voluntary disclosure, the Justice Department undertook an investigation. The Company has cooperated with that investigation. In late March 2004, the Justice Department advised that, as part of the investigation, it will be evaluating the role and conduct of the Company and some of its officers in the matter. The Company intends to continue its cooperation with the investigation, but it cannot predict the outcome of the investigation or its possible adverse effect on the Company, which could include the imposition of fines.

In October 2004, the Company's Italian subsidiary received a notice of assessment from Customs authorities in Trento, Italy stating that this subsidiary and two individuals, including the subsidiary's former managing director, are jointly and severally liable for approximately €4.2 million. This amount represents additional duties on the import of certain bananas into the European Union from 1998 to 2000, plus related taxes and interest. The notice states that these amounts are due because these bananas were imported with licenses that were subsequently determined to have been forged. The Company intends to appeal the assessment, through appropriate proceedings, on the basis of its good faith belief at the time the import licenses were obtained and used that they were valid.

The Consolidated Balance Sheet at December 31, 2004 and 2003 does not reflect a liability for these contingencies.

## note 18 Subsequent Event

On February 22, 2005, the Company entered into a Stock Purchase Agreement with Performance Food Group Company to purchase its "Fresh Express" packaged salad and fresh-cut fruit businesses for $855 million in cash, subject to certain adjustments. In connection with the transaction, the Company received funding commitments from financial institutions in amounts sufficient to close the Fresh Express acquisition and to maintain the Company's current revolving credit capacity. The transaction, which is subject to certain customary conditions to closing, is expected to be consummated in the second quarter of 2005. Fresh Express sells approximately $1 billion annually in value-added salads, all of which are marketed under the Fresh Express brand. The Company believes that this acquisition will permit it to diversify its business, providing revenue growth in higher margin value-added products, and lead to a more balanced mix of sales between Europe and North America, which will make the Company less susceptible to risks unique to Europe, such as pending changes to the European Union banana import regime and foreign exchange risk.

## note 19 Quarterly Financial Data (Unaudited)

The following quarterly financial data are unaudited, but in the opinion of management include all necessary adjustments for a fair presentation of the interim results, which are subject to significant seasonal variations. Amounts presented differ from previously filed Quarterly Reports on Form 10-Q because of reclassifications for discontinued operations, equity in earnings of investees and asset sales.

| | 2004 | | | |
|---|---|---|---|---|
| *(In thousands, except per share amounts)* | March 31 | June 30 | Sep. 30 | Dec. 31 |
| Net sales | $ 793,168 | $ 848,386 | $ 661,610 | $ 768,292 |
| Cost of sales | (680,138) | (719,820) | (573,938) | (643,004) |
| Operating income | 31,795 | 36,519 | 10,053 | 34,580 |
| Net income (loss) | 19,912 | 30,238 | (19,829) | 25,081 |
| Basic earnings (loss) per share | 0.49 | 0.74 | (0.49) | 0.62 |
| Diluted earnings (loss) per share | 0.46 | 0.73 | (0.49) | 0.61 |
| Common stock market price | | | | |
| High | 24.33 | 21.17 | 20.80 | 22.21 |
| Low | 19.37 | 15.70 | 17.38 | 16.95 |

| | 2003 | | | |
|---|---|---|---|---|
| *(In thousands, except per share amounts)* | March 31 | June 30 | Sep. 30 | Dec. 31 |
| Net sales | $ 471,329 | $ 829,173 | $ 627,511 | $ 685,535 |
| Cost of sales | (382,721) | (717,340) | (548,850) | (583,307) |
| Operating income | 37,677 | 60,924 | 22,693 | 19,092 |
| Income from continuing operations | 26,504 | 48,513 | 10,645 | 10,201 |
| Discontinued operations | (1,623) | 8,042 | (760) | (2,316) |
| Net income | 24,881 | 56,555 | 9,885 | 7,885 |
| Basic earnings (loss) per share: | | | | |
| Continuing operations | 0.66 | 1.21 | 0.27 | 0.26 |
| Discontinued operations | (0.04) | 0.20 | (0.02) | (0.06) |
| Net income | 0.62 | 1.41 | 0.25 | 0.20 |
| Diluted earnings (loss) per share: | | | | |
| Continuing operations | 0.66 | 1.21 | 0.27 | 0.25 |
| Discontinued operations | (0.04) | 0.20 | (0.02) | (0.06) |
| Net income | 0.62 | 1.41 | 0.25 | 0.19 |
| Common stock market price | | | | |
| High | 15.45 | 15.29 | 18.72 | 22.90 |
| Low | 8.77 | 11.05 | 14.30 | 17.43 |

Operating income includes a before-tax loss of $9 million on the sale of the Colombian banana production division in the second quarter of 2004. Other income (expense), net of $(20) million, primarily from the extinguishment of the $250 million principal amount of 10.56% Senior Notes, is included in net loss for the third quarter of 2004. Second quarter operating income in 2003 includes a $21 million gain on the sale of the assets of the Armuelles banana production division. Gains (losses) on the sale of equity method investments of $(2) million, $12 million and $7 million are included in operating income for the 2003 second, third and fourth quarters, respectively.

Per share results include the effect, if dilutive, of assumed conversion of options, warrants and other stock awards into common stock during the period presented. The effects of assumed conversions are determined independently for each respective quarter and year and may not be dilutive during every period due to variations in operating results. Therefore, the sum of quarterly per share results will not necessarily equal the per share results for the full year.

## SELECTED FINANCIAL DATA

| (In thousands, except per share amounts) | Reorganized Company Year Ended Dec. 31, 2004 | Reorganized Company Year Ended Dec. 31, 2003 | Reorganized Company Nine Months Ended Dec. 31, 2002 | Predecessor Company Three Months Ended Mar. 31, 2002 | Predecessor Company Year Ended Dec. 31, 2001 | Predecessor Company Year Ended Dec. 31, 2000 |
|---|---|---|---|---|---|---|
| **FINANCIAL CONDITION** | | | | | | |
| Working capital | $ 331,217 | $ 281,277 | $ 243,960 | $ 256,844 | $ 240,925 | $ 77,917 |
| Capital expenditures | 43,442 | 51,044 | 31,925 | 2,561 | 14,208 | 45,828 |
| Total assets | 1,780,038 | 1,706,719 | 1,642,241 | 1,779,019 | 2,262,492 | 2,416,790 |
| Capitalization | | | | | | |
| Short-term debt* | 34,201 | 48,070 | 41,701 | 64,930 | 52,865 | 188,986 |
| Long-term debt* | 315,266 | 346,490 | 394,796 | 467,315 | 216,973 | 960,681 |
| Liabilities subject to compromise* | – | – | – | – | 962,820 | – |
| Shareholders' equity | 838,824 | 757,346 | 629,289 | 612,753 | 448,594 | 582,543 |
| **OPERATIONS** | | | | | | |
| Net sales | $ 3,071,456 | $ 2,613,548 | $ 1,140,024 | $ 446,146 | $ 1,464,980 | $ 1,504,894 |
| Operating income (loss)* | 112,947 | 140,386 | 25,501 | 40,578 | 22,622 | (633) |
| Income (loss) from continuing operations before cumulative effect of a change in method of accounting | 55,402 | 95,863 | (6,622) | (189,694) | (120,187) | (109,059) |
| Discontinued operations | – | 3,343 | 19,817 | (63,606) | 1,419 | 14,192 |
| Income (loss) before cumulative effect of a change in method of accounting | 55,402 | 99,206 | 13,195 | (253,300) | (118,768) | (94,867) |
| Cumulative effect of a change in method of accounting | – | – | – | (144,523) | – | – |
| Net income (loss)* | 55,402 | 99,206 | 13,195 | (397,823) | (118,768) | (94,867) |
| **SHARE DATA** | | | | | | |
| Shares used to calculate diluted earnings (loss) per common share | 41,741 | 40,399 | 39,967 | 78,273 | 73,347 | 66,498 |
| Diluted earnings (loss) per common share: | | | | | | |
| Continuing operations | $ 1.33 | $ 2.38 | $ (0.17) | $ (2.42) | $ (1.80) | $ (1.89) |
| Discontinued operations | – | 0.08 | 0.50 | (0.81) | 0.02 | 0.21 |
| Before cumulative effect of a change in method of accounting | 1.33 | 2.46 | 0.33 | (3.23) | (1.78) | (1.68) |
| Cumulative effect of a change in method of accounting | – | – | – | (1.85) | – | – |
| Net income (loss) | 1.33 | 2.46 | 0.33 | (5.08) | (1.78) | (1.68) |
| Dividends declared per common share | 0.10 | – | – | – | – | – |
| Market price per common share: | | | | | | |
| Reorganized Company: | | | | | | |
| High | 24.33 | 22.90 | 18.60 | – | – | – |
| Low | 15.70 | 8.77 | 11.10 | – | – | – |
| End of period | 22.21 | 22.53 | 13.26 | – | – | – |
| Predecessor Company: | | | | | | |
| High | – | – | – | 0.87 | 3.06 | 5.63 |
| Low | – | – | – | 0.63 | 0.42 | 0.88 |
| End of period | – | – | – | 0.71 | 0.64 | 1.00 |

** In the Notes to the Consolidated Financial Statements, see Note 1 for information on an interim period accounting change, Note 2 for information on discontinued operations and other divestitures, Note 7 for information on the Atlanta acquisition and Note 16 for information related to the parent company Chapter 11 restructuring. See Management's Discussion and Analysis of Financial Condition and Results of Operations for information related to significant items affecting operating income for the full years 2004 and 2003, the nine months ended December 31, 2002 and the three months ended March 31, 2002.*

## BOARD OF DIRECTORS

**Fernando Aguirre** [3]
**Chairman of the Executive Committee**
Chairman, President and Chief Executive Officer

**Morten Arntzen** [1,3,4]
**Chairman of the Nominating & Governance Committee**
President and Chief Executive Officer, Overseas Shipholding Group, Inc. (oceangoing vessel operator)

**Jeffrey D. Benjamin** [1,2]
Senior Advisor, Apollo Management, L.P. (private investment firm)

**Robert W. Fisher** [3]
Private Investor
Former President, Dole Food Company

**Roderick M. Hills** [1,3,4]
**Chairman of the Audit Committee**
Chairman, Hills Enterprises, Ltd. (investment consulting firm)
Former Chairman of the Securities and Exchange Commission

**Durk I. Jager** [2,4]
Private Investor and Consultant
Former Chairman, President and Chief Executive Officer, The Procter & Gamble Company

**Jaime Serra** [2,4]
Senior Partner of Serra Associates International (consulting firm in law and economics)
Mexico's former Secretary of Finance and Secretary of Trade and Industry

**Steven P. Stanbrook** [1,2,3]
**Chairman of the Compensation & Organization Development Committee**
President, Asia and Americas, S.C. Johnson & Son, Inc. (manufacturer of consumer products)

[1] Member of Audit Committee
[2] Member of Compensation & Organization Development Committee
[3] Member of Executive Committee
[4] Member of Nominating & Governance Committee

## OFFICERS AND SENIOR OPERATING MANAGEMENT

**Fernando Aguirre***
Chairman, President and Chief Executive Officer

**Robert F. Kistinger***
President and Chief Operating Officer, Chiquita Fresh Group and Chiquita Fresh Group - North America

**Jeff E. Filliater**
Senior Vice President, Chiquita Fresh Group - North America

**Michel Loeb**
President, Chiquita Fresh Group - Europe

**Peter Jung**
President, Atlanta AG

**Craig A. Stephen**
President, Chiquita Fresh Group - Far and Middle East/Australia Region

**Robert W. Olson***
Senior Vice President, General Counsel and Secretary

**John (Jay) W. Braukman III***
Senior Vice President and Chief Financial Officer

**Manuel Rodriguez***
Senior Vice President, Government and International Affairs and Corporate Responsibility Officer

**Anne L. Gehring***
Vice President, Business Process Development

**Tanios Viviani***
Vice President, Fresh Cut Fruit

**Waheed Zaman***
Vice President and Chief Information Officer

* Member of Management Committee

## INVESTOR INFORMATION

**Publicly Issued Securities**
Common Stock, par value $0.01 per share
Warrants to Subscribe for Common Stock
7 ⅛% Senior Notes due 2014

**Exchange Listing**
New York Stock Exchange
Trading Symbols
CQB (for the common stock)
CQB.WS (for the warrants)

**Shareholders of Record**
As of April 1, 2005, there were 1,355 holders of record of Common Stock.

**Annual Meeting**
May 26, 2005
10 a.m., Eastern Daylight Time
Hilton Cincinnati Netherland Plaza
35 West Fifth Street
Cincinnati, Ohio 45202

**Investor Inquiries**
For other questions concerning your investment in Chiquita, contact Investor Relations at (513) 784-6366.

**Transfer Agent and Registrar–Common Stock, Warrants and Senior Notes**
Chiquita Brands International, Inc.
c/o Securities Transfer Company
One East Fourth Street
Cincinnati, Ohio 45202
(513) 579-2414
(800) 368-3417

**Warrant Agent**
Securities Transfer Company
One East Fourth Street
Cincinnati, Ohio 45202
(513) 579-2414
(800) 368-3417

**Trustee–Senior Notes**
LaSalle Bank National Association
135 South LaSalle Street
Chicago, Illinois 60603

**Corporate Governance, Certifications and Code of Conduct Information**
Chiquita has a Code of Conduct, which applies to all employees, including our senior management and, to the extent applicable to their roles, our directors. We also comply with New York Stock Exchange (NYSE) governance requirements. All of our directors other than the chairman are independent. Our chief executive officer and chief financial officer sign certifications under Sections 302 and 906 of the Sarbanes-Oxley Act relating to the financial statements and other information included in Chiquita's 10-K and 10-Q filings with the Securities and Exchange Commission (SEC), including most recently our annual report on Form 10-K filed on March 16, 2005. In 2004, our chief executive officer certified to the NYSE that, to his knowledge, Chiquita was in compliance with NYSE governance requirements.

The Investors/Governance section of www.chiquita.com provides access to:

- Governance Standards and Policies of the Board of Directors
- Charter of the Audit Committee
- Charter of the Compensation & Organization Development Committee
- Charter of the Nominating & Governance Committee
- Code of Conduct
- SEC certifications under Sections 302 and 906 of the Sarbanes-Oxley Act that are exhibits to our Forms 10-K and 10-Q.


FSC

17.5% minimum

*At least 17.5 percent of the fiber used in the manufacturing process of this paper comes from well-managed forests independently certified according to the rules of the Forest Stewardship Council ("FSC"), and 20 percent is from recycled post-consumer waste paper. The FSC trademark identifies forests that have been certified in accordance with the rules of the Forest Stewardship Council. FSC trademark © 1996 Forest Stewardship Council A.C. SW-COC-681.*

PRINTING

*Wendling Printing, Inc. has earned Forest Stewardship Council Chain-of-Custody certification from the Rainforest Alliance's SmartWood program. In addition, the printer uses environmentally friendly nontoxic soy-based inks.*


Chiquita